1-15264

P.E. 4-30-02

CONFORMED COPY

02032336

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2002

ALUMINUM CORPORATION OF CHINA LIMITED
(Translation of Registrant's Name Into English)

No.12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

ALUMINUM CORPORATION OF CHINA LIMITED (the "Registrant") is furnishing under cover of this Form 6-K in English the following documents: the 2001 annual report as filed with the Hong Kong Stock Exchange.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALUMINUM CORPORATION OF CHINA LIMITED

By: /s/ DING HAIYAN
Name: Ding Haiyan
Title: Secretary to the Board of Directors

Dated: April 29, 2002

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED



Annual Report

Content

Corporate Information

Registered name	中國鋁業股份有限公司
Registered name in English	Aluminum Corporation of China Limited
First registration date	September 10, 2001
Registered address	No. 12B Fuxing Road Haidian District, Beijing People's Republic of China 100814
Place of business	No. 12B Fuxing Road Haidian District, Beijing People's Republic of China 100814
Principal place of business in Hong Kong	Unit 2807-08, Office Tower Convention Plaza 1 Harbour Road Wanchai, Hong Kong
Authorised representative	Guo Shengkun
Company Secretary	Ding Haiyan
Department for corporate information and inquiry	Secretarial Office of the Board Tel : 86-10-6396 7331 86-10-6397 1690
Share registrar and transfer office	Hong Kong Registrars Limited 2nd Floor, Vicwood Plaza 199 Des Voeux Road Central Hong Kong
Depositary	Bank of New York Corporate Trust Office 101 Barclay Street New York, New York 10286 USA

2

Places of listing	The Stock Exchange of Hong Kong Limited New York Stock Exchange, Inc
Name of share	Chalco
Stock code	2600 (HKSE) ACH (NYSE)
Sponsor to Hong Kong listing	Morgan Stanley Dean Witter Asia Limited 30th Floor Three Exchange Square Central, Hong Kong China International Capital Corporation (Hong Kong) Limited Room 2307, 23rd Floor One International Finance Centre 1 Harbour View Street Central, Hong Kong
Sponsor to US listing	Morgan Stanley Dean Witter Asia Limited 30th Floor Three Exchange Square Central, Hong Kong China International Capital Corporation (Hong Kong) Limited Room 2307, 23rd Floor One International Finance Centre 1 Harbour View Street Central, Hong Kong

3

Principal banker

China Construction Bank

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong

Legal advisers

as to Hong Kong law:
Baker & McKenzie
14th Floor
Hutchison House
10 Harcourt Road
Central, Hong Kong

as to United States law:
Shearman & Sterling
12th Floor, Gloucester Tower
The Landmark
11 Pedder Street
Central, Hong Kong

as to PRC law:
Haiwen & Partners
Room 1711, Beijing Silver Tower
No. 2 Dong San Huan North Road
Chao Yang District, Beijing
People's Republic of China

Aluminum Corporation of China Limited ("Chalco" or the "Company") was established as a joint stock limited company incorporated in the People's Republic of China on September 10, 2001, with Aluminum Corporation of China ("Chinalco"), Guangxi Development and Investment Co., Ltd. ("Guangxi Development") and Guizhou Provincial Materials Development and Investment Corporation ("Guizhou Development") acting as the promoters. Thereafter, the Company completed a debt-for-equity swap, pursuant to which China Cinda Asset Management Corporation ("China Cinda"), China Orient Asset Management Corporation ("China Orient") and China Development Bank have became the holders of domestic shares of the Company. The Company successfully offered its H shares and American Depositary Shares ("ADSs") in Hong Kong and New York, respectively, and its ADSs and H shares were listed on the New York Stock Exchange, Inc and The Stock Exchange of Hong Kong Limited on December 11 and 12, 2001, respectively. Alcoa International (Asia) Limited ("Alcoa") is the strategic investor shareholder of the Company.

The Company is the only producer of alumina and the largest producer of primary aluminum in China. The Company's key facilities include four intergrated alumina and primary aluminum production plants, two alumina refineries, one primary aluminum smelter and one research institute, which are engaged in the production, sales and research of alumina and primary aluminum.

The scope of business of the Company includes bauxite mining, alumina refining and primary aluminum smelting. Its principal products comprise alumina, primary alumium, gallium and carbon.



5

Directors

Guo Shengkun, 47, is our Chairman, President and Chief Executive Officer and has been employed by Chalco since 2001. Mr. Guo is also chairman of the compensation committee under our Board of Directors. Mr. Guo holds a master's degree in engineering mangement and is a professor-level senior engineer with over 21 years of experience in mining and government and corporate administration. Mr. Guo once served as Director of Guixi Silver Mine, General Manager of China Non-ferrous Metals Industry Corporation, Nanchang Branch, Deputy General Manager of China Non-ferrous Metals Industry Corporation and Deputy Director with the State Bureau of Non-ferrous Metals Industry. Mr. Guo also served as General Manager of Chinalco, Chairman of the Supervisory Committee of State Large Enterprises and served as Chairman of the board of Directors of Shenzhen Zhong Jin Ling Nan.

Liang Zhongxiu, 58, is a Director and an Executive Vice President and has been employed by Chalco since 2001. Mr. Liang is a professor-level senior engineer with over 37 years of experience in the aluminum industry. Mr. Liang once served as Deputy Director of Zhengzhou plant and Director of the Zhongzhou plant. He was Deputy General Manager of China Great Wall Aluminum Corporation and General Manager of Shandong Alumium Corporation. Mr. Liang served as General Manager of China Aluminum Corporation and Deputy General Manager of Chinalco. Mr. Ling also served as chairman of Shandong Aluminum Corproation.

Xiong Weiping, 45, is a Director and an Executive Vice President and has been employed by Chalco since 2001. Mr. Xiong has a Ph.D. degree in mining engineering and completed post-doctoral research work in economics and business management, was a professor and supervisor of Ph.D students. He was Vice President of the Central South University of Technology and Deputy General Manager of China Copper, Lead and Zinc Corporation and Deputy General Manager of Chinalco.

Wu Weicheng, 56, is a non-executive Director of Chalco and is also Deputy General Manager of Chinalco. Mr. Wu is a senior engineer with extensive production and management expertise. Mr. Wu served as the Director of Series II primary aluminum smelter of the Guizhou plant, Director of Baiyin Aluminum Plant, General Manager of the Qinghai plant and Deputy General Manager of China Aluminum Corporation.

Ding Haiyan, 43, is a Director and the secretary to our Board of Directors and has been employed by Chalco since 2001. Mr. Ding holds a master's degree in economics. Mr Ding is a senior economist specializing in labor management and corporate assets management. Mr. Ding served as Director of Labor and Wage Division and Deputy Director of the Bureau of Labor and Insurance of China Non-ferrous Metals Industry Corporation, Deputy Director-General of the Enterprise and Institution Reform Department of the State Bureau of Non-ferrous Metals Industry, Director of the Department of Asset Management and Deputy Director of the Listing Office of Chinalco.

Chiu Chi Cheong Clifton, 47, is an independent non-executive Director of Chalco and chairman of our audit committee. Mr. Chiu was appointed as an independent Director of Chalco since 2001. Mr. Chiu holds a master's degree in business administration. Mr. Chiu is a US certified public accountant with extensive experience in international finance, securities and accounting. He has served as Vice Chairman of the takeover and mergers panel of the Hong Kong Securities and Futures Commission, and the Vice Chairman of the Listing Committee of the Growth Enterprise Market of the Hong Kong Stock Exchange. Mr. Chiu is also the managing Director of Harvester (Holdings) Company Limited and is an independent non-executive Director of Shenzhen Expressway Company Limited and Chongqing Iron & Steel Co. Ltd.

Wang Dianzuo, 67, is an independent non-executive Director of Chalco. Mr. Wang was appointed as an independent non-executive Director of Chalco in 2001. Mr. Wang is a professor in ore dressing. Mr. Wang was once President of the Central South University of Technology, President of the Beijing General Research Institute for Non-ferrous Metals. Mr. Wang has served as Vice Chairman of China Academy of Engineering. Mr. Wang is also an adjunct professor at Central South University of Technology, Northeastern University and Beijing University of Science and Technology. He has also been elected as member of Chinese Academy of Sciences, Chinese Academy of Engineering and Russian Academy of Engineering and as a foreign associate of the US National Academy of Engineering. Mr. Wang is also a senior consultant to many research institutions.

Supervisors

Luo Tao, 48, is Chairman of our Committee of Supervisors and is a Deputy General Manager of Chinalco. He is also a senior economist and has a wide range of management experiences in areas of human resources, labor relations and corporate administration. Mr. Luo was once a Deputy Dean of Beijing General Research Institute for Non-ferrous Metals, Deputy Director of the Department of Human Resources and Training of China Non-ferrous Metals Industry Corporation, Director of Department of Human Resources of the State Bureau of Non-ferrous Metals Industry.

Yuan Li, 43, is a Supervisor elected as the representative of our employees and has been employed by Chalco since 2001. He has extensive administrative and managerial experiences. He served as a Deputy Director of the General Management Office under the General Office of China Non-ferrous Metals Industry Corporation, head of the Department of Research and Survey Chief of the Secretariat and an assistant inspector of the State Bureau of Non-ferrous Metals Industry and Deputy Director of the Department of Political Affairs of Chinalco.

Ou Xiaowu, 36, is a Supervisor of our Committee of Supervisors. He is a Director of General Affairs in Chinalco's Finance Department and also a senior auditor. Mr. Ou worked with the department of auditing at the China Non-ferrous Metals Industry Corporation as section head and then acted as Deputy Director of the finance department of China Copper, Lead and Zinc Corporation.

Other Senior Management Personnel

Li Henglong, 58, is a Vice President and has been employed by Chalco since 2001. Mr. Li holds a Ph.D. degree in mechanic design and building and is a professor-level senior engineer with over 37 years of experience in metallurgical design and research and corporate administration. Mr. Li was Deputy Chief Engineer and Deputy Director of Shenyang Aluminum and Magnesium Design Institute, Deputy Director of Bureau of Aluminum and Magnesium, Director of Department of Investment and Management and Director of the Department of Finance of China Non-ferrous Metal Industry Corporation. Mr. Li participated in the establishment of and was Deputy General Manager of China Aluminum Corporation and the Chief Engineer of Chinalco.

Zhang Chengzhong, 41, is a Vice President and has been employed by Chalco since 2001. Mr. Zhang is a senior engineer with extensive experience in alumina production and research. Mr. Zhang served as Deputy Director, Director of an alumina production facility, Deputy Director and then Director of the research institute affiliated to the Shanxi plant, Deputy Director and then Director of our Shanxi plant.

Chen Jihua, 34, is a Vice President and our Chief Financial Officer. Mr. Chen holds a master's degree from the Central University of Finance and Banking. Mr. Chen has participated in a wide range of corporate and financial management projects. He served as Executive Manager of the International Finance Department of China Chenxin Securities Rating Co., Ltd, Chief Financial Officer with Red Bull Vitamin Drinks Co., Ltd. and the China Operations of ALJ Group of Saudi Arabia. He served as Chief Financial Officer with Jitong Network Communications Co., Ltd. before joining Chinalco in May 2001. He has been employed by Chalco since May 2001.

(Prepared in accordance with generally accepted accounting principles in Hong Kong)

Income Statement Data	Pro forma combined year ended December 31, 2001	2000	1999	1998
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Turnover	15,987,913	17,664,069	13,650,657	11,550,067
Cost of goods sold	11,646,250	11,040,061	10,017,825	9,467,256
Gross profit	4,341,663	6,624,008	3,632,832	2,082,811
Other revenues	621,570	606,869	542,549	473,947
Expenses related to other revenues	587,722	446,828	335,311	262,822
Other revenues, net	33,848	160,041	207,238	211,125
Selling and distribution expenses	335,227	259,101	263,250	218,647
General and administrative expenses	1,074,411	1,245,083	1,158,858	865,666
Research and development expenses	144,048	309,477	111,368	37,966
Other (income) / expenses, net	(136,320)	16,024	(359,556)	(287,741)
Operating profit / (loss)	2,958,145	4,954,364	2,666,150	1,459,398
Finance costs	549,410	708,233	1,304,734	1,977,643
Operating profit after finance costs	2,408,735	4,246,131	1,361,416	(518,245)
Share of (loss)/profit of a jointly controlled entity	(125)	1,007	1,723	200
Income / (Loss) before income tax	2,408,610	4,247,138	1,363,139	(518,045)
Income tax	756,820	1,589,475	486,584	129,783
income / (Loss) after income tax	1,651,790	2,657,663	876,555	(647,828)
Minority interests	63,713	134,666	29,260	(4,847)
Profit for the year	1,588,077	2,522,997	847,295	(642,981)
Profit distribution	4,722	106,352	111,857	10,528
Dividends	178,498	N/A	N/A	N/A

Summary of the Company's assets and liabilities as of December 31, 1999, 2000 and 2001 is set out as the following:

	Consolidated	Pro forma combined		
	as of December 31, 2001	as of December 31, 2000	as of December 31, 1999	as of December 31, 1998
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Total assets	33,397,511	23,308,217	22,525,095	22,402,587
Total liabilities	19,301,426	18,282,118	24,672,183	25,424,141
Total net assets	14,096,085	5,026,099	(2,147,088)	(3,021,554)

(9)



Guo Shengkun
(Chairman, President and Chief Executive Officer)

Dear Shareholders,

I am pleased to present the annual financial report of Aluminum Corporation of China Limited (the "Company") for the year ended December 31, 2001 and, on behalf of the Company, express our gratitude to our shareholders.

Final Dividend

The Company's Board of Directors proposes to declare a final dividend of RMB178,498,302 (inclusive of tax), or RMB0.017 per share for 2001. This final dividend will be shared among holders of domestic shares and H shares of the Company. The proposal to declare and pay this final dividend will be submitted to the annual general meeting to be held on June 12, 2002 for approval.

Final dividend for domestic shares will be distributed and paid in Renminbi whereas dividend for H shares will be declared in Renminbi and paid in Hong Kong dollars (at the average exchange rate of Renminbi to Hong Kong dollars as quoted by the People's Bank of China for the week immediately preceeding May 12, 2002). The H share register of the Company will be closed from Monday, May 13, 2002 to Wednesday, June 12, 2002 (both days inclusive) during which no transfer of H shares will be registered. The final divided will be distributed before June 30, 2002.

Operating Performance and Review of Business

The Company is the sole producer of alumina in China and the third largest producer of alumina in the world for 2001. The Company supplies approximately 65% of all alumina products consumed in China. The Company is also the largest producer of primary aluminum in China. The Company's primary aluminum production accounted for approximately 20% of the total domestic production in 2001.

In 2001, China's economic development continued to maintain a good record. Its gross domestic production maintained a fast growth rate at 7.3%. The continuous growth in the national economy has stimulated the growth in the domestic aluminum market. In 2001, while undergoing its corporate reorganization for the purposes of the Global Offering, the Company, being the sole producer of alumina and the largest producer of primary aluminum in China, expanded its product market and achieved the targeted profit for the year.

The pro forma combined turnover and other revenues of the Company for 2001 amounted to RMB16.609 billion, representing a decrease of 9.1% as compared with 2000. The pro forma combined net profit of the Company for 2001 amounted to RMB1,588 million, representing a decrease of 37.1% as compared with 2000 but up 2.3% compared with the 2001 pro forma combined profit forecast. The pro forma combined earnings per share amounted to RMB0.195.

10

Year 2001 was a historic year for the Company and the PRC aluminum industry. On February 21, 2001, the Chinese government re-organized and established Aluminum Corporation of China or Chinalco. On September 10, 2001, Chinalco, Guangxi Development and Guizhou Development as the promoters, established the Company. Chinalco injected its core operating assets relating to alumina and primary aluminum production into the Company. As a result, the Company has become the sole producer of alumina and the largest primary aluminum producer in the China.

On December 11 and 12, 2001, the Company successfully completed its initial public offering and listed its ADSs and H shares on the New York Stock Exchange, Inc and The Stock Exchange of Hong Kong Limited, respectively (the "Global Offering"). The Company was the first large-scale PRC State-owned enterprise listed in New York and Hong Kong simultaneously after the "September 11" incident in the United States.

The Company endeavours to realize its promise to shareholders. Guided by principle "sincerity as the foundation and maximization of shareholders' returns as the priority," the Company is committed to adopting modern corporate management systems and practice. With the efforts of the employees in 2001, the Company has achieved progress in all aspects of its business operations. Notwithstanding the difficult market conditions, the Company has reached its operation targets and achieved good returns to the shareholders.

Product Market Reviews

Alumina

In 2001, the sales price of alumina in the international spot market decreased, leading to an influx of imported alumina into China. As a result, the average spot price of imported alumina in China in 2001 declined to RMB2,073 per tonne (inclusive of tax), representing a decrease of 46.8% as compared with 2000. The sales price of alumina began to decrease at the beginning of the year and reached its lowest point in September. At the end of the year, there was a rebound in the sales price.

In 2001, the total volume of alumina production in China was approximately 4.7 million tonnes, representing an increase of 9.3% as compared with 2000. The estimated total domestic consumption volume for 2001 was approximately 7.2 million tonnes, representing an increase of 18.0% as compared with 2000. The shortage in supply was fulfilled by import of alumina.

Primary aluminum

As result of the worldwide economic slowdown and decrease in demand, the average price for three-month commodity futures of aluminum as quoted by the London Metals Exchange in 2001 was US$1,454 per tonne, representing a decrease of 7.8% as compared with 2000. In line with this trend, the average price for three-month commodity futures of aluminum as quoted by the Shanghai Futures Exchange in 2001 was RMB14,326 per tonne (inclusive of value-added tax), representing a decrease of 13.6% as compared with 2000.

In 2001, the total domestic production of primary aluminum was 3,430,000 tonnes, representing a growth rate of 21% as compared with 2000. The estimated total domestic consumption of primary aluminum was approximately 3,600,000 tonnes, representing an increase of 7.5% as compared with 2000.

Production and Operation Review

In 2001, the Company was able to maintain stable production and operations as well as development, notwithstanding changes in the structure of the Company and the re-organization during the listing process.

- *Increase in production volume and stable supply of raw materials.* The Company produced 4,700,000 tonnes of alumina and 710,000 tonnes of primary aluminum in 2001, representing an increase of 9.3% and 5.6%, respectively, as compared with 2000. The Company secured a stable and balanced supply of bauxite as raw materials based on the principle of "reforming self-owned mines, strengthening jointly operated mines, and reasonable use of small independent mines."

- *Higher target achieved.* In 2001, the Company reduced the consumption of materials and further improved the technological and economic indicators. The principal technological production indicators have improved over 2000. The integrated energy consumption for alumina production decreased by 32kg of standard coal per tonne. The integrated electricity consumption for our primary aluminum production was reduced by 172 kWh per tonne as compared with 2000.

- *Optimizing the sales structure.* By actively researching the market trends, the Company expanded its market and improved the sales mix of its products. The sales volume of alumina products with long-term contracts reached 1.25 million tonnes, representing 40% of its total external alumina sales. This further strengthened the Company's market position. In 2001, the Company sold 3,200,000 tonnes of alumina products to external customers and 705,000 tonnes of primary aluminum with a production to sales ratio of 100.6% and 99.3%, respectively.





- *Targeted reduction in the unit cash production cost.* In 2001, by strengthening its cost management and setting down a practical plan in cost reduction, the Company achieved the expected cost reduction results. The unit cash production cost of alumina and primary aluminum for the year were reduced by 11.4% and 12.4%, respectively, as compared with 2000.

- *Breakthrough in research and development.* Research and development activities of the Company were centred around its development strategy. The Company achieved 30 research and development results, relating to cost reduction, efficiency, enhancement of new product creativity. Among these, 10 were significant achievements in research and development. Certain of the items with significant developmental value for the Company have obtained sponsorship from the government.

- *Preliminary effectiveness of the information system.* The Company has commenced the development of an enterprise resources planning system. The Company has completed the implementation of the initial stage of the enterprise management information system. The financial and accounting information systems, being the pilot projects, have already commenced their trial tests. The Company's headquarters have preliminarily completed their system integration and have established their basic networks.

- *Progress in centralized management.* The Company achieved good progress in management integration. The Company has established standardised guidelines and authority limits for fund management and for expenditures among its production plants. Its centralized cash management system has already commenced operations. The Company has also established a centralized procurement, sales and operation management system. By implementing centralized procurement and sales, competitions among the production plants of the Company have been further eliminated.

- *Achievement in the planned progress for capital investment.* The Company invested approximately RMB3.30 billion in capital investment, leading to an increase in production capacity of 380,000 tonnes for alumina and 23,000 tonnes for primary aluminum.

Future Development and Prospects of the Company's Business

Despite dampened global economic activities in 2001, the Board of Directors believes that the PRC economy will continue to maintain a relatively high growth rate in the next few years. As one of the major industrial raw materials, the demand for aluminum will increase with the economic growth. If the supply and demand of primary aluminum in the international market improve in 2002, there will be an equilibrium between international and domestic supply and demand which may support an appropriate increase in aluminum sales price.

In addition, with the implementation of the Chinese government's adjustment policies to further streamline the aluminum industry, those enterprises producing aluminum with advanced technology and management expertise, good potential and sound environmental protection measures, such as the Company, will obtain further policy support from the State. The growth in the economy and market demand as well as adjustments in the government's industry policy will provide development opportunities and favourable conditions for the Company.

After China's accession to World Trade Organization, the anticipated lowering of the tariff rates will bring forth challenges to the sales price of the Company's products.

For the year 2002, the Company will devote efforts in strengthening management and business development. The Company will focus on the following:

- *Improving corporate governance.* The Company will endeavour to establish a new management system and to integrate its enterprise structure. The Company will continue to implement its centralized management mechanisms. The Company will further improve its management system in order to ensure clear delineation of powers and responsibilites.

- *Segmental integration of business operations.* The Company will further integrate the alumina and primary aluminum business operations into two major segments, enhance internal production management and operational efficiency of each segment, and strive to produce stable and high quality output to meet the market demand.

- *Implementing unit cash production cost reduction plan and budgetary management.* The Company will strengthen its cost management and implement a budgetary control system to strictly control expenses. The Company will further reduce its unit cash production cost below the cost level in 2001 by focusing on reduction of material consumption, energy consumption, inventory and management expenses.

- *Consolidating and expanding market operations and sales.* The Company will adopt more flexible and multiple sales strategies, enlarge the proportion of long-term sales contracts to the total revenues, and develop the hedging of futures contracts to minimize currency fluctuations.

- *Implementing a centralized business development plan.* In implementing the Company's business development plan, the Company will firmly maintain a positive and cautious investment strategy and implement a centralized control over investment decisions, with a view to maximising its investment returns. The Company will secure the progress and quality of such investment projects by strengthening their planning and management. It will also ensure that the construction works of such projects will commence production on schedule, and will achieve their production target.

(14)


中国铝业股份有限公司
Aluminum Corporation of China Limited
美铝国际(亚洲)有限公司
Alcoa International (Asia) Limited

- *Building up the information systems.* The Company will continue to build up its information systems, complete its IT planning and overall design with priority on implementing and refining the financial and accounting information system and standardization of its office automation platform. The Company will complete the establishment of the sales system to enhance the Company's ability in coping with the changes in market conditions. At the same time, the Company will actively establish its project management system.

- *Joint Venture with Alcoa.* The Company will actively proceed with the negotiations with Alcoa on the formation of a joint venture company to own and operate the Pingguo plant with the Company. The Company will strive to commence operation of the joint venture at the earliest possible date.

- *Integrating technology resources.* The Company will further prioritize its technology resources, speed up the application of its research and development results and increase the returns of technological investment. The Company will actively reallocate and properly utilize the technical personnel to maximize their performance. The Company will strengthen the exchange and co-operation between local and foreign technologies to upgrade the Company's technology.

Year 2002 will be the first full financial year for the Company's operation. The management of the Company is fully cognizant of the challenges in the coming year. The Board of Directors is also seeking new opportunities and prospects. We will work towards maximization of returns to our shareholders. In brief, in 2002 the Company will strive to integrate its corporate structures. By strengthening its budgetary and cash management and by expanding production and reducing costs, the Company will achieve a stable growth above the 2001 operating results.

Guo Shengkun
Chairman, President and Chief Executive Officer

Beijing, China
April 14, 2002

15

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our combined financial statements together with the accompanying notes, included elsewhere in this annual report. The combined financial statements have been prepared in accordance with HK GAAP, which differ in certain material respects from U.S. GAAP. Our combined financial statements and operating data present, and the discussion and analysis in this annual report pertain to, the combined results of operations of the business transferred to us by Chinalco and are based on the historical financial information of Chinalco.



Translations of amounts from renminbi into U.S. dollars are for the convenience of the reader only and have been made at the rate of US$1.00 to RMB 8.2766, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2001.

Overview

We are the sole producer of alumina (alumina oxide) and the largest producer of primary aluminum in China. We are also one of the largest producers of alumina in the world in terms of production . We are engaged primarily in alumina refining and primary aluminum smelting operations. We organize and manage our operations according to the following business segments:

- Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to our primary aluminum smelters and externally to customers outside of our company. To a lesser extent, this segment also includes the production and sale of alumina hydrate, alumina chemicals and gallium.

- Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity, smelting alumina to produce primary aluminum, and selling substantially all our primary aluminum products to external customers. To a lesser extent, this segment includes production and sales of carbon products.

- Corporate and other services segment, which includes our headquarters' operations, sales of alumina products related to research conducted by our Research Institute and our research and development services provided to third parties. Since July 1, 2001, this segment also includes corporate services.

16

Combined Results of Operations

The following table sets forth, for the periods indicated, information relating to certain income and expense items from our pro forma combined statements of income:

	Year Ended December 31,		
	1999	2000	2001
		(percent)	
Sales of goods	100.0%	100.0%	100.0%
Cost of goods sold	73.4	62.5	72.8
Gross profit	26.6	37.5	27.2
Other revenues	4.0	3.4	3.9
Expenses related to other revenues	2.5	2.5	3.7
Other revenues, net	1.5	0.9	0.2
Selling and distribution expenses	1.9	1.5	2.1
General and administrative expenses	8.5	7.0	6.7
Research and development expenses	0.8	1.8	0.9
Other (income)/expenses	(2.6)	0.1	(0.8)
Operating (loss)/income	19.5	28.0	18.5
Finance costs	9.6	4.0	3.4
Operating (loss)/income after finance costs	9.9	24.0	15.1

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Revenues

Our total revenues decreased by 9.1% from RMB18,270.9 million in 2000 to RMB16,609.5 million (US$2,006.8 million) in 2001. Total revenues include sales of goods and other revenues. Sales of goods accounted for over 96.7% and 96.3% of our total revenues for 2000 and 2001, respectively. Our sales of goods decreased 9.5% from RMB17,664.1 million in 2000 to RMB15,987.9 million (US$1,931.7 million) in 2001. The decrease was primarily due to a 35.1% decrease in the average external sales price per tonne for our alumina, from RMB2,919.4 in 2000 to RMB1,896.0 (US$229.1) in 2001, which was offset in part by a 14.3% increase in the external sales volume of alumina from approximately 2.8 million tonnes for 2000 to approximately 3.2 million tonnes for 2001. This price decrease was primarily a result of the decrease in international alumina spot prices in 2001.

To a lesser extent, a 13.8% decrease in the average sales price for our primary aluminum products from RMB13,782.8 per tonne in 2000 to RMB11,885.7 (US$1,436.1) per tonne in 2001 also contributed to the decrease in our sales of goods for 2001. The decrease in the average sales price for our primary aluminum products was partially offset by an 11.4% increase in the sales volume of primary aluminum from 564,660 tonnes for 2000 to 628,832 tonnes for 2001.

17



Liang Zhongxiu
(Director and Executive Vice President)

Cost of Goods Sold

Our cost of goods sold increased 5.5% from RMB11,040.0 million in 2000 to RMB11,646.3 million (US$1,407.1 million) in 2001 due to a 7.8% increase in the cost of goods sold for the primary aluminum segment as a result of an increase in sales volume despite decreases in unit production costs. Due to the relatively greater weight of the primary aluminum segment in the total cost of goods sold for 2001, the increase in the cost of goods sold for the primary aluminum segment offset the decrease of 4.8% in the cost of goods for the alumina segment in 2001 which was attributable to decreases in unit production costs in spite of the increase in the sales volume of alumina during the year.

Selling and Distribution Expenses

Our selling and distribution expenses consist of loading and transportation, packaging, advertising for our products and other related expenses. Our selling and distribution expenses increased 29.4% from RMB259.1 million in 2000 to RMB335.2 million (US$40.5 million) in 2001. In 2001, the market conditions were difficult for alumina sales. This increase in our selling and distribution expenses was primarily due to a 28.0% increase in transportation, packaging and loading expenses that we paid on behalf of our customers to promote sales, particularly in relation to our alumina segment. The increase was also attributable to our increased sales volume in both segments.

General and Administrative Expenses

Our general and administrative expenses include management and staff salaries and welfare expenses, office equipment maintenance and repairs, provision for doubtful receivables, government levies and surcharges and other miscellaneous expenses. General and administrative expenses decreased by 13.7% from RMB1,245.1 million in 2000 to RMB1,074.4 million (US$129.8 million) in 2001, in part due to a 47.4% reduction in salaries and welfare expenses from RMB500.3 million for 2000 to RMB263.3 million (US$31.8 million) for 2001, as compared with substantial compensation paid in 2000 linked to our earnings increase in that year. General and administrative expenses also declined as a result of a 63.0% reduction in repair and maintenance expenses from RMB106.7 million for 2000 to RMB39.5 million (US$4.8 million) for 2001. Such decreases were partially offset by an increase of RMB65.9 million (US$8.0 million) in provisions for accounts receivable overdue for three years.

18

Research and Development Expenses



Xiong Weiping
(Director and Executive Vice President)

Our research and development expenses relate to activities associated with developing new technologies to improve production efficiency at our plants. Our research and development expenses decreased 53.5% from RMB309.5 million in 2000 to RMB144.0 million (US$17.4 million) in 2001, primarily due to reductions as a result of the centralization of project management and controls imposed by our headquarters to avoid project repetitions.

Other Income/Expenses

Other income/expenses include various exceptional or non-recurring items such as government tax subsidies, waiver of interest by state-owned banks, net exchange loss or gain, and various penalties, fines and damages. Our other income net of other expenses increased from RMB16.0 million in net expenses in 2000 to RMB136.3 million (US$16.47 million) in net income in 2001 primarily due to a gain of RMB103.0 million as a result of settlement of the outstanding interest payable relating to a bank loan and a sharp decrease in various penalties, fines and compensations payable by us.

Operating Income

Our operating income decreased 40.3% from RMB4,954.4 million in 2000 to RMB2,958.1 million (US$357.4 million) in 2001. Our operating income as a percentage of sales of goods decreased from 28.0% in 2000 to 18.5% in 2001.

Finance Costs

Our finance costs decreased by RMB158.8 million, or 22.4%, from RMB708.2 million in 2000 to RMB549.4 million (US$66.4 million) in 2001 due primarily to a decrease in interest expenses as a result of the debt-for-equity swap and low-cost refinancing. We benefited from a reduction in our finance costs in the amount of RMB76.9 million (US$9.29 million) as a result of the transfer to Chinalco of RMB4,950.1 million of our debt obligations as part of the debt-for-equity swap and the related waiver of interest expenses beginning April 1, 2000. In 2001, we had the effect of a full-year waiver of interest. The remaining reduction in interest payment was due to our refinancing with loans of lower interest rates.

19

Income Tax

Our income tax expense decreased from RMB1,589.5 million in 2000 to RMB756.8 million (US$91.4 million) in 2001 due to the decrease in our taxable profit for 2001.

During 2001, our effective income tax rate was 31.4%, which was lower than the statutory rate of 33.0%, as part of our income was non-taxable.

Minority Interests

Minority interests decreased from RMB134.6 million in 2000 to RMB63.7million (US$7.70 million) in 2001 primarily as a result of the decreases in net income of our subsidiary, Shandong Aluminum Industry Co. Ltd., which had minority shareholders.

Net Income for the Year

As a result of the foregoing, our combined net income for 2001 decreased 37.1% from RMB2,523.0 million in 2000 to RMB1,588.1 million (US$191.9 million) in 2001.

Discussion of Segment Operations

We began accounting for our operations under two principal segments and a corporate and other services segment as of July 1, 2001. Although we had not divided our operations into these segments in 1999, 2000 and the first half of 2001, for the purposes of the following discussion we have reconstructed our 1999; 2000 and the first half of 2001 financial results on a segment basis. Consequently, we caution investors not to place undue reliance on historical segmental operating revenues, operating expenses or operating income as measures of the economic efficiency of these segments.

Unless otherwise indicated, inter-segment transactions have not been eliminated from the financial data discussed in this section. Also included in these segments are other revenues derived from such activities as supplying electricity, gas, heat and water to affiliates, selling scrap and other materials, and providing services including transportation and research and development to third parties. Interest income and dividends from unlisted securities investments, included in other revenues, are not attributed to any segment. For additional data and information relating to our business segments and segment presentation, see Note 3 to our combined financial statements.

20

The following table sets forth, (i) for the periods indicated, revenues by segment and (ii) the contribution of external sales and inter-segment sales for 2001 as a percentage of sales of goods for such period, both before and after elimination of inter-segment sales.

	Pro forma combined Year Ended December 31,				Before Elimination of Inter-segment Sales	After Elimination of Inter-segment Sales
	1999	2000	2001	2001	2001	2001
	RMB	*RMB*	*RMB*	*US$*		
	(in millions)					
Sales of goods						
Alumina:						
External sales	5,719.9	8,751.3	7,056.7	852.6	39.0%	44.1%
Inter-segment Sales	1,909.7	2,526.5	2,124.6	256.7	11.7%	—
Total sales of goods	7,629.6	11,277.8	9,183.3	1,109.3	50.7%	44.1%
Primary aluminum:						
External sales	7,907.5	8,870.6	8,888.1	1,073.9	49.1%	55.6%
Corporate and other services:						
External sales	23.3	42.2	43.1	5.2	0.2%	0.3%
Total sales of goods before inter-segment eliminations	15,560.4	20,190.6	18,112.5	2,188.4		
Elimination of inter-segment sales	(1,909.7)	(2,526.5)	(2,124.6)	256.7		
Combined sales of goods	13,650.7	17,664.1	15,987.9	1,931.7		

25

The following table sets forth, for the periods indicated, pro forma combined sales of goods, costs of goods sold, other costs net of other revenues and other income, and operating income/(loss) by segment before and after elimination of inter-segment transactions.

	Year Ended December 31,			
	1999	2000	2001	2001
	RMB	*RMB*	*RMB*	*US$*
	(in millions)			
Alumina:				
Sales of goods	7,629.6	11,277.8	9,181.3	1,109.3
Cost of goods sold	(5,567.8)	(6,544.4)	(6,228.3)	(752.5)
Other costs, net of other revenues and other income	(610.2)	(628.3)	(831.6)	(100.5)
Operating income	1,451.6	4,105.1	2,121.4	256.3
Primary aluminum:				
Sales of goods	7,907.5	8,870.6	8,888.1	1,073.9
Cost of goods sold	(6,339.1)	(6,937.7)	(7,479.9)	(903.7)
Other costs, net of other revenues and other income	(425.0)	(417.0)	(190.7)	(23.0)
Operating income	1,143.4	1,515.9	1,217.5	147.1
Corporate and other Services:				
Sales of goods	23.3	42.2	43.1	5.2
Cost of goods sold	(20.7)	(29.5)	(38.3)	(4.6)
Other costs, net of other revenues and other income	(2.8)	(4.3)	(30.5)	(3.7)
Operating income	(.2)	8.4	(25.7)	(3.1)
Segment operating income before unallocated operating income and inter-segment elimination	2,594.8	5,629.4	3,313.1	400.3
Unallocated operating income/(loss)	71.3	(620.0)	(330.6)	(39.9)
Inter-segment elimination	—	(55.0)	(24.4)	(2.9)
Total operating income	2,666.1	4,954.4	2,958.1	357.4

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Alumina Segment

Sales of Goods. Our total alumina segment sales of goods decreased 18.6% from RMB11,277.8 million in 2000 to RMB9,181.3 million (US$1,109.3 million) in 2001. The decrease was due to a decrease in the external sales price for alumina, offset in part by an increase in sales volume. The price decrease was primarily a result of a global decline in international market prices for alumina and a large influx of imported alumina into China in 2001.

22

Sales of alumina as a product constituted 82.9% of the sales of our alumina segment in 2001. We sell alumina to our smelters as well as to external domestic smelters. Revenues from external sales of alumina decreased 23.1% from RMB8,143.1 million in 2000 to RMB6,266.0 million (US$757.1 million) in 2001. The principal reason for the decrease in external sales revenue in 2001 was the decrease in the weighted average external sales price of alumina in 2001, as discussed above. In 2001, we made a number of price adjustments to our external alumina sales price, in line with the decreases in alumina import prices. The decrease in the price of alumina was partially offset by an increase in external sales volume of 14.3% from 2.8 million tonnes in 2000 to approximately 3.2 million tonnes in 2001.

Revenues from sales of alumina internally to our smelters also decreased 11.6% from RMB2,402.9 million in 2000 to RMB2,124.6 million (US$257.0 million) in 2001. The decrease in internal alumina sales was attributable to the decreases in internal alumina sale volume and the internal alumina transfer prices. The volume of internal sales decreased 3.2% from 1.3 million tonnes in 2000 to 1.2 million tonnes in 2001 due to our increased tolling businesses using imported alumina, representing 31.4% and 28%, respectively, of the total alumina sales volume in 2000 and 2001. In 2001, we made a shift to market prices in internal alumina sales at our integrated plants effective July 1, 2001 from our previous practice of supplying our primary aluminum smelters at cost.

Cost of Goods Sold. The total alumina segment cost of goods sold decreased 4.8% from RMB6,544.4 million in 2000 to RMB6,228.3 million (US$752.5 million) in 2001. Production costs of the alumina segment decreased by 2.6% from RMB6,583.7 million in 2000 to RMB6,411.4 million (US$774.6 million) in 2001. Production costs consist of raw material and supplemental material costs, fuel and power costs, manufacturing expenses, labor costs and depreciation expenses. While production cost is generally a good proxy for analyzing cost of goods sold, differences can arise due to inventory changes. Production costs decreased because the decrease in unit production costs of alumina as a product, as discussed below, offset an 8.3% increase in production volume for the comparative periods. The production costs of alumina as a product made up 91.6% and 92.2% of the production costs of the alumina segment in 2000 and 2001, respectively, with the production costs of the other alumina segment products accounting for the remaining amounts. The production costs of alumina as a product decreased 2.1% from RMB6,032.8 million in 2000 to RMB5,908.5 million (US$713.8 million) in 2001.



The unit production costs of alumina as a product including depreciation expense decreased 9.6% from RMB1,478.4 per tonne in 2000 to RMB1,336.5 (US$161.5) per tonne in 2001. Unit production costs excluding depreciation expenses decreased 11.4% from RMB1,293.8 per tonne in 2000 to RMB1,146.9 (US$138.5) per tonne in 2001. Such decreases were due primarily to a 23.8% decrease in unit manufacturing expenses from RMB251.4 per tonne in 2000 to RMB191.6 (US$23.1) per tonne in 2001. Manufacturing expenses in 2001 decreased because we did not incur similar expenses related to major renovations and improvements to production facilities as those incurred in 2000 and through coordinated efforts by the management to reduce costs in 2001.

23.

Operating Income. Total operating income for the alumina segment decreased 48.3% from RMB4,105.1 million in 2000 to RMB2,121.4 million (US$256.3 million) in 2001 primarily as a result of an 18.6% decrease in sales of goods, offset partially by a 4.8% decrease in cost of goods sold for this segment. Our operating income as a percentage of sales of goods decreased from 36.4% in 2000 to 23.1% in 2001.

Primary Aluminum Segment

Sales of Goods. Our total primary aluminum segment sales of goods increased slightly from RMB8,870.6 million in 2000 to RMB8,888.1 million (US$1,073.9 million) in 2001. Our revenue from the sales of primary aluminum as a product in 2001 accounted for 86.3% of our total sales of goods of the segment. Sales of goods of primary aluminum as a product decreased 2.7% from RMB7,782.6 million in 2000 to RMB7,571.4 million (US$914.8 million) in 2001. The sales of other products of the segment increased 21.0% from RMB1,088.0 million in 2000 to RMB1,317 million (US$159.1 million) in 2001. The decrease in sales of goods of primary aluminium as a product was due to decreases in primary aluminum sales prices, partially offset by increases in the sales volume of primary aluminum as a product. The weighted average sales price for our primary aluminum decreased 13.8% from RMB13,782.8 per tonne in 2000 to RMB11,885.7 (US$1,436.1) per tonne in 2001. Sales volume increased 11.4% from 564,660 tonnes for 2000 to 628,832 tonnes for 2001.



Cost of Goods Sold. The total cost of goods sold for our primary aluminum segment increased 7.8% from RMB6,937.7 million in 2000 to RMB7,479.9 million (US$903.7 million) in 2001 due to the increase in primary aluminum sales volume. Production costs of the primary aluminum segment decreased 0.7% from RMB7,402.1 million in 2000 to RMB7,351.1 million (US$888.2 million) in 2001. Production costs of the primary aluminum segment include raw materials and supplemental materials costs, fuel and power costs, labor costs, manufacturing expenses and depreciation expenses for primary aluminum and carbon. The decrease in production cost was attributable to a decrease in unit production costs, as discussed below, offset by a 7.3% increase in production volume of primary aluminum as a product. The discrepancy between the increase in the cost of goods sold of the primary aluminum segment and the decrease in the production costs of the segment was attributable to the increase in inventory sales. Production costs of primary aluminum as a product accounted for 86.1% and 83.1% of the total production costs of the segment for 2000 and 2001, respectively. The production costs of primary aluminum as a product decreased 4.0% from RMB6,370.4 million in 2000 to RMB6,112.9 million (US$738.5 million) in 2001.

The unit production costs of primary aluminum as a product including depreciation expense decreased 10.6% from RMB10,821.2 per tonne in 2000 to RMB9,673.7 (US$1,168.8) per tonne in 2001. Unit production costs excluding depreciation expense decreased 12.4% from RMB10,022.0 per tonne in 2000 to RMB8,774.5 (US$1,060.1) per tonne in 2001. This decrease was attributable to a 34.4% decrease in unit manufacturing expenses from RMB994.7 per tonne for 2000 to RMB652.3 (US$78.8) per tonne for 2001 as a result of extraordinary elimination of major renovation expenses incurred at our plants in 2000 and coordinated efforts to reduce costs. A 15.0% decrease in the cost of alumina to our smelters from RMB2,032.8 per tonne in 2000 to RMB1,730.0 (US$209.0) in 2001 also contributed to the decrease in unit production cost of primary aluminum. Electricity cost remained stable during the period.

Operating Income. Primary aluminum segment operating income decreased 19.7% from RMB1,515.9 million in 2000 to RMB1,217.4 million (US$147.1 million) in 2001. Our primary aluminum segment operating income as a percentage of primary aluminum segment sales of goods decreased from 17.1% in 2000 to 13.7% in 2001.

Corporate and Other Services Segment

Our corporate and other services segment reflected our headquarters expenses, research and development services and product sales of our Research Institute to external customers. Operating income for the segment increased from a profit of RMB8.4 million in 2000 to a loss of RMB25.7 million in 2001 (US$ 3.1 million).

Liquidity and Capital Resources

Our primary sources of funding have been cash provided by operating activities, short-term and long-term borrowings, and our primary uses of funds have been production-related working capital, repayment of short-term and long-term borrowings and capital expenditures.

We have historically taken advantage of significantly lower interest rates on short-term debt to lower financing costs on our capital expenditures. Interest rates on short-term debt in China have generally been approximately 1% to 2% per annum lower than those on long-term debt. As a result, we have incurred substantial short-term borrowings. Our current liabilities as of December 31, 2001 exceeded our current assets by RMB1,466.2 million (US$177.1 million). As of December 31, 2001, our short-term debt amounted to RMB5,477.5 million (US$661.8 million) (including the current portion of long-term debt, which was RMB1,324.2 million (US$160.0 million)) and comprised 50.4% of our total debt.

In addition, because of PRC government policies relating to capital funding for state-owned enterprises, most of the government funding for our capital construction or improvements have been in the form of long-term loans from state-owned banks. As of December 31, 1999, 2000 and 2001 (before giving effect to the debt-for-equity swap), we had RMB7,944 million, RMB5,566 million and RMB5,392 million (US$651.4 million), respectively, of total outstanding obligations under these loans.

Our leverage ratio, or our total debt divided by the aggregate of our total debt plus owners' equity, has significantly improved from 116.9% as of December 31, 1999 to 43.5% as of December 31, 2001, primarily as a result of the debt-for-equity swap, retained earnings and the Global Offering in 2001. We intend to continue to gradually reduce short-term debt as a percentage of our outstanding debt as well as our overall debt levels. Our pro forma interest coverage ratio (EBIT divided by total finance cost excluding interest capitalized in construction in progress) was 7.0 times for the year ended December 31, 2000 and 5.4 times for 2001.

In addition to internally generated funds and a portion of the proceeds from the Global Offering, we may rely on bank borrowings to finance our capital expenditure plans and meet our existing short-term debt obligations.

In view of our credit and the availability of funds in China, we currently do not foresee significant difficulties in obtaining bank borrowings. We plan to fund our capital and related expenditures principally through cash provided by operating activities, short-term and long-term debt and the net proceeds we received from the Global Offering. We have also obtained conditional undertakings from PRC state-owned banks to establish standby credit facilities for an aggregate of RMB4.0 billion (US$483.3 million) to fund any capital shortfall related to alumina and primary aluminum projects and related working capital purposes. We believe that our working capital is sufficient for our present needs.

Cash and Cash Equivalents

Included in the cash and cash equivalents as of December 31, 2001 were amounts denominated in foreign currencies of RMB2,835,678,000 (as of December 31, 2000: Nil), comprising US$45.7 million and HK$2,316.7 million.

The following table sets forth, for the periods indicated, a condensed summary of our pro forma combined statement of cash flow:

	For the Year Ended December 31,			
	1999	2000	2001	2001
	RMB	*RMB*	*RMB*	*US$*
	(in millions)			
Cash flows from operating activities:				
Net cash provided by operations[1]	3,708.5	6,272.2	4,678.1	565.2
Net change in working capital[2]	1,661.7	(222.5)	(1,630.1)	(196.9)
Net interest received/(paid)	(1,415.2)	(1,588.3)	(480.7)	(58.1)
Profit distributed to Chinalco and dividend paid to minority shareholders	(125.9)	(109.6)	(142.2)	(17.2)
PRC income tax paid and others	(77.1)	(222.1)	(484.2)	(58.5)
Total	3,752.0	4,129.7	1,940.9	234.5
Cash flows from investing activities:				
Capital expenditures	(1,350.2)	(1,776.1)	(2,944.5)	(353.5)
Sale of fixed assets and net sales of investments	43.6	76.0	(102.8)	(12.4)
Net increase in bank deposits	(83.3)	(316.8)	471.7	57.0
Total	(1,389.9)	(2,016.9)	(2,575.6)	(311.2)
Cash flows from financing activities:				
Net borrowings	(1,778.3)	(1,621.5)	807.6	97.6
Net proceeds from the Global Offering	—	—	3,098.6	374.4
Net contributions from/(distributions to) Chinalco and minority shareholders	(16.3)	(801.2)	(750.3)	(90.7)
Others[3]	529.6	(87.2)	(47.8)	(5.8)
Total	(1,265.0)	(2,509.9)	3,108.1	375.5
Net increase/(decrease) in cash and cash equivalents	1,097.1	(397.1)	2,473.4	298.8

(1) Represents income/(loss) before income tax and minority interests as adjusted for depreciation expense, loss on disposal of fixed assets, interest waived written back, interest income, interest expense and gain from issuance of shares by a subsidiary.

(2) Represents decreases/(increases) in inventory, accounts receivable, accounts payable and other payables, including amounts due from and due to related parties.

(3) Represents proceeds from issuance of shares by a subsidiary, increases in bank deposits pledged and purchases of minority interests.

Net Cash Flow from Operating Activities

Net cash provided by operations decreased 25.4% from RMB6,272.2 million for 2000 to RMB4,678.1 million (US$565.2 million) for 2001. The decrease was primarily the result of decreases in sales prices for alumina and primary aluminum and increase of working capital used to fund the increased accounts receivable and raw material inventory in 2001. Of the net cash provided for operations during 2001, RMB1,630.1 million (US$196.9 million) was used as working capital, RMB480.7 million (US$58.1 million) was used for interest payment, RMB484.2 million (US$58.5 million) was used to pay PRC income tax, and RMB142.2 million (US$17.2 million) was used for profit distributions to shareholders, including RMB62.2 million (US$7.51 million) in profit distribution to Chinalco and dividend payments of approximately RMB80.0 million (US$9.67 million) to minority shareholders.

We have begun to implement a centralized cash management system. We expect that this system will help:

- centralize and simplify internal clearing and settlement procedures;
- utilize excess bank deposits to reduce bank borrowings;
- reduce accounts receivable; and
- improve the overall efficiency of our internal funds management.

Cash Flows from Investing Activities

In 1999, 2000 and 2001, 97.1%, 88.1% and 100.0%, respectively, of the net cash from investing activities were used for capital expenditures. Our cash outlays for capital expenditure projects amounted to RMB1,350.2 million, RMB1,776.1 million and RMB2,944.5 million (US$355.8 million) in 1999, 2000 and 2001, respectively. For the three years ended December 31, 2001, our capital expenditure program was the major contributor to our increase of approximately 910,000 tonnes of alumina production capacity and to our increase of 90,000 tonnes of our primary aluminum production capacity.

We had a net outflow of RMB102.8 million (US$12.4 million) from sales of fixed assets and purchase of investments in 2001 (includes additional capacity from the acquisition of Qinghai Haixing in November 2001).

Cash Flows from Financing Activities

Cash flows from financing activities were RMB3,108.1 million (US$375.5 million) in 2001. This consisted primarily of net proceeds of RMB3,098.6 (US$374.4 million) from the Global Offering, net distributions to Chinalco and minority shareholders of RMB750.3 million (US$90.7 million), net loan borrowings of RMB807.6 million (US$97.6 million) and increases in bank deposits pledged of RMB47.8 million (US$5.8 million).

The Directors submit their report together with the audited financial statements for the period from September 10, 2001 (date of incorporation) to December 31, 2001.

Reorganization

The Company was established in the PRC on September 10, 2001 as a joint stock company with limited liability as a result of an industry reorganization in preparation for a listing of the Company's H shares on the Main Board of The Stock Exchange of Hong Kong Limited and of its ADSs on the New York Stock Exchange, Inc. Details of the reorganization and basis of preparation of the financial statements are set out in Note 1 to the financial statements.

Principal Activities and Geographical Analysis of Operations

The principal activities of the Company are the production and distribution of alumina and primary aluminium. The activities of the Company and its subsidiaries are set out in Note 19 to the financial statements.

An analysis of the performance of the Company and its subsidiaries for the year by business is set out in Note 3 to the financial statements.

Results and Appropriations

The results of the Company and its subsidiaries for the period from September 10, 2001 (date of incorporation) to December 31, 2001 are set out in the consolidated profit and loss account on page 43.

The Directors recommend the payment of a final dividend of RMB0.017 per share, totalling approximately RMB178 million.

Reserves

Movements in the reserves of the Group and of the Company during the period from September 10, 2001 to December 31, 2001 are set out in Note 30(b) to the financial statements.

Donations

Charitable and other donations made by the Company during the period amounted to RMB444,000.

29

Fixed Assets

Details of the movements in fixed assets of the Group and of the Company and its subsidiaries are set out in Note 18 to the financial statements.

Share Capital

The share capital of the Company as of December 31, 2001 and upon the exercise of the Over-allotment Option on January 11, 2002, was/is as follows:

	As of December 31, 2001		Upon exercise of the Over-allotment Option on January 11, 2002	
Holders of Domestic Shares or H Shares	**No. of shares (in millions)**	**Approximate % of issued share capital**	**No. of shares (in millions)**	**Approximate % of issued share capital**
Holders of Domestic Shares				
Chinalco	4,665.7	45.1	4,656.3	44.4%
China Cinda	1,613.4	15.6	1,610.3	15.3%
China Orient	603.4	5.8	602.2	5.7%
China Development Bank	556.0	5.4	554.9	5.3%
Guangxi Development	196.8	1.8	196.8	1.8%
Guizhou Development	129.4	1.3	129.4	1.2%
Holders of H Shares				
Alcoa	828.2	8.0	840.2	8.0%
Other public investors	1,760	17.0	1,909.7	18.3%

Distributable Reserves

Pursuant to Article 147 of the Company's Articles of Association, where the financial statements prepared in accordance with the PRC accounting standards differ from those prepared under generally accepted accounting principles in Hong Kong, distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in the two different financial statements. Distributable reserves of the Company at December 31, 2001, calculated based on the above and including the proposed final dividend for 2001, amounted to approximately RMB350 million.

Pre-emptive Rights

Under the Articles of Association of the Company or the laws of the PRC, no pre-emptive rights exist that require the Company to offer new shares to existing shareholders in proportion to their shareholding.

Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last four financial years is set out on page 9.

The pro forma combined results of the Company and its subsidiaries for each of the three years ended December 31, 1998, 1999 and 2000 and the pro forma combined assets and liabilities of the Company and its subsidiaries at December 31, 1998, 1999 and 2000 are extracted from the prospectus for the initial public offering of the Company's H shares dated November 30, 2001.

The pro forma combined results of the Company and its subsidiaries for the year ended December 31, 2001 and the audited statement of the assets and liabilities of the Company and its subsidiaries are extracted from the pro forma combined profit and loss account and consolidated balance sheet on pages 43 and 44 of this annual report, respectively.

The pro forma combined results and the pro forma combined assets and liabilities have been prepared on a combined basis as if the current group structure had been in existence throughout the periods and as if the relevant operations and business were transferred to the Company and its subsidiaries.

31

Purchase, Sale or Redemption of the Company's Shares

The Company did not redeem any of its shares during 2001. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2001.

Directors and Supervisors

The Directors and Supervisors during the period were:

Executive Directors

Mr. Guo Shengkun	(appointed on September 10, 2001)
Mr. Liang Zhongxiu	(appointed on September 10, 2001)
Mr. Xiong Weiping	(appointed on September 10, 2001)
Mr. Ding Haiyan	(appointed on September 10, 2001)

Non-executive Director

Mr. Wu Weicheng	(appointed on September 10, 2001)

Independent non-executive Directors

Mr. Chiu Chi Cheong, Clifton	(appointed on October 24, 2001)
Mr. Wang Dianzuo	(appointed on September 24, 2001)

Supervisors

Mr. Luo Tao	(appointed on September 10, 2001)
Mr. Yuan Li	(appointed on September 10, 2001)
Mr. Ou Xiaowu	(appointed on September 10, 2001)

In accordance with Article 95 of the Company's Articles of Association, all Directors and Supervisors were appointed for a three-year term. At the expiry of the term of office, the term is renewable upon re-election.

32

Directors' and Supervisors' Service Contracts and Remuneration

Each of the Directors and Supervisors has entered into a service contract with the Company for a term of three years. No Director or Supervisor has entered into a service contract with the Company which is not terminable by the employer within one year without payment of compensation (other than statutory compensation). Details of the Directors' and Supervisors' remuneration and the five highest paid individuals in the Company are set out in Note 8 to the financial statements contained in this report. There were no arrangements under which a Director or Supervisor of the Company had waived or agreed to waive any remuneration in respect of the year ended December 31, 2001.

In addition to fixed compensation, the Directors are entitled to be paid performance bonuses and stock appreciation rights. The executive Directors are also entitled to the welfare treatment provided under the relevant PRC laws and regulations.

Directors' and Supervisors' Interests in Shares of the Company

During the year ended December 31, 2001, none of the Directors or Supervisors or their associates had any personal, family, corporate or other interests in the shares of the Company or any associated corporation (within the meaning of the Securities (Disclosure of Interests) Ordinance) which are required to be notified or kept pursuant to sections 28 and 29 of the Securities (Disclosure of Interests) Ordinance or otherwise required to be notified pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During the year ended December 31, 2001, none of the Directors, Supervisors, senior management or their spouses and children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporation (within the meaning of the Securities (Disclosure of Interests) Ordinance).

Directors' and Supervisors' Interests in Contracts

During the year ended December 31, 2001, none of the Directors or Supervisors had a material interest directly or indirectly in any contract of significance to which the Company or its subsidiaries was a party.

33

Biographical Details of Directors, Supervisors and Senior Management

Brief biographical details of Directors, Supervisors and Senior Management are set out on pages 6 to 8.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the period.

Employees, Pension Plans and Welfare Fund

The remuneration package of the Company's employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement and other miscellaneous items.

In accordance with applicable PRC regulations, the Company currently participates in pension contribution plans organized by provincial and municipal governments, under which each of the Company's plants is required to contribute an amount equal to a specified percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary varies from plant to plant, ranging from 18.0% to 22.9%, depending in part on the location of the plant and the average age of the employees. The Company also contributes to a welfare fund for its employees. The contributions of the Company to this fund are made at rates ranging from 5% to 10% of the Company's after-tax profit. The Company had not paid discretionary retirement benefits to its employees for the year 2001.

For the year ended December 31, 2001, no stock appreciation rights were issued under the Stock Appreciation Rights Plan adopted by the Company.

Major Customers and Suppliers

The largest customer and the five largest customers of the Company's alumina represented 9.5% and 31.2%, respectively of the Company's total alumina revenue for the year 2001. All of these major customers in the last year were domestic smelters.

The largest customer and the five largest customers of the Company's primary aluminum accounted for 8.7% and 21.4%, respectively, of the Company's primary aluminum revenue for the year 2001.

The amount of raw materials (including bauxite) provided by the largest supplier and the five largest suppliers of the Company's alumina segment accounted for 37.5% and 13.6%, respectively, of the Company's total cost of raw materials for the alumina segment for the year 2001.

The amount of raw materials provided by the largest supplier and the five largest suppliers of the Company's primary aluminum segment accounted for 12.1% and 38.6%, respectively, of the Company's total cost of raw materials for the primary aluminum segment.

None of the Company's Directors or their respective associates (as defined in the Hong Kong Listing Rules) or the existing shareholders, which, to the knowledge of the Board of Directors of the Company, holding more than 5% of the Company's issued share capital, has any interests in the Company's five largest customers or five largest suppliers of the alumina segment or the primary aluminum segment at any time during the year 2001.

Use of Proceeds

The net proceeds from the Global Offering amounted to approximately RMB3,098.6 million, excluding the net proceeds from the exercise of the Over-allotment Option of approximately RMB205.0 million, which was exercised after the end of the financial year 2001. As of December 31, 2001, approximately RMB274.0 million was used to settle long-term liabilities and RMB130.0 million was used as capital expenditures. The net proceeds from the Global Offering together with the proceeds from the Over-allotment Option will continue to be used as set out in the Hong Kong prospectus of the Company dated November 30, 2001.

35

Connected Transactions

Upon the listing of the H Shares of the Company on the Hong Kong Stock Exchange on December 12, 2001, transactions between the Company and its connected persons or their respective associates (as the respective terms are defined by the Hong Kong Listing Rules) are governed by and have to comply with the requirements of the Hong Kong Listing Rules. During the year ended December 31, 2001, the Company had the following connected transactions based on the pro forma combined profit and loss account for the year ended December 31, 2001:

Transactions

		Comparison	
	Pro forma combined amounts (Year ended December 31, 2001) (RMB in millions)	**2001 pro forma combined amounts (% to turnover or pro forma combined amounts in RMB millions)**	**Annual limits (% to turnover or pro forma combined amount in RMB millions)**
Expenditure			
1. *Social Welfare and Logistics Services*			
Provision of social welfare and logistics services by Chinalco to the Company	461.6	2.8%	4%
2. *Mutual Provision of Production Supplies and Ancillary Services*			
Provision of production supplies and ancillary services by Chinalco to the Company	363.8	2.3%	5%
3. *Purchase of Minerals*			
Supply of bauxite and limestone by Chinalco to the Company	103.5	0.6%	1.5%
4. *Engineering Design and Other Services*			
Provision of engineering design and other services by Chinalco to the Company	564.8	3.4%	4.7%
5. *Land Rental* paid to Chinalco	68.0	68.0	150
6. *Buildings Rental* paid to Chinalco	3.8	3.8	8
7. *Aluminum Ingots Agency Agreement*			
Sale of aluminum ingots and alumina by Guizhou Development as agent for the Company	—	—	2
Revenue			
1. *Mutual Provision of Production Supplies and Ancillary Services*			
Provision of product supplies and ancillary services by the Company to Chinalco	518.5	3.1%	5.0%
2. *Engineering Deisgn and Other Services*			
Provision of engineering design and other services by the Company to Chinalco	—	—	3.5
3. *Buildings Rental* paid by Chinalco	1.3	1.3	3
4. *Aluminum Ingots and Alumina Supply Agreement*			
Supply of aluminum ingots and alumina to Guangxi Aluminum Development and Investment Stock Co. Ltd., an associate of Guangxi Development	105.8	105.8	126
5. *Primary Aluminum Supply Agreement*			
Supply of primary aluminum to Xinan Aluminum (Group) Company Limited, an associate of China Cinda	325.2	2.0%	7.5%

The Hong Kong Stock Exchange has granted a waiver to the Company from strict compliance with the requirements of the connected transaction rules of the Hong Kong Listing Rules in respect of the connected transactions set out above.

The non-executive Directors have reviewed the above transactions and have confirmed that:

1. the transactions were entered between the Company and the connected persons or their respective associates (where applicable) in the ordinary and usual course of the Company's business;

2. the transactions were entered into on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

3. the transactions were entered into on normal commercial terms or, where there was no available comparison, on terms no less favorable than those available to and from independent third parties; and

4. in accordance with the terms of the agreements governing such transactions.

The auditors of the Company have reviewed such transactions and have provided a letter to the Company stating that:

1. the transactions had received the approval of the Company's Directors;

2. the transactions were entered into in accordance with the pricing policies of the Company and its subsidiaries;

3. the transactions were entered into in accordance with the terms of the agreements governing such transactions; and

4. such transactions did not exceed the relevant annual limits as agreed with the Hong Kong Stock Exchange.

37

Substantial Shareholders

The register of substantial shareholders maintained under section 16(1) of the SDI Ordinance shows that as at December 31, 2001, the Company had been notified of the following substantial shareholders' interests, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the Directors and Chief Executive.

Name of shareholder	Number of shares *(million shares)*	Percentage of total issued shares
Chinalco	4,665.7	45.1%
China Cinda	1,613.4	15.6%

Code of Best Practice

Throughout the period from September 10, 2001 (date of incorporation) to December 31, 2001, the Company was in compliance with the Code of Best Practice as set out in the Hong Kong Listing Rules.

Audit Committee

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

The Audit Committee provides an important link between the Board and the Company's auditors in matters coming within the scope of the Group audit. It also reviews the effectiveness of internal controls and risk evaluation. The Committee comprises two independent non-executive Directors, namely Mr. Chiu Chi Cheong, Clifton and Mr. Wang Dianzuo, and one non-executive Director, namely, Mr Wu Weicheng.

Proposed Appointments of Two Additional Non-executive Directors

The Company is very honoured that Mr. Joseph C. Muscari and Mr. Chen Xiaozhou have accepted the Board of Directors' invitation to be nominated as candidates for appointment as non-executive Directors of the Company. Their biographical details are as follows:

Joseph C. Muscari, 55, is the Group President — Asia, Latin America of Alcoa Inc., and is responsible for Alcoa's operations and growth initiatives in those regions. He also retains responsibilities for Alcoa's Environment, Health & Safety (EHS), which include policy, standards and strategy. He also is a member of Alcoa's Executive Council, the senior leadership group that provides strategic direction for Alcoa. Mr. Muscari graduated from the New Jersey Institute of Technology in 1968 with a degree in industrial engineering. He earned a MBA degree from the University of Pittsburgh in 1969. In 1994, he received an honorary Doctor of Law degree from Salem-Teikyo University.

Chen Xiaozhou, 39, is Assistant to Chief Executive Officer of China Cinda. Mr. Chen graduated from Hangzhou University in 1983 with a bachelor's degree in economics and obtained a master's degree in economics from the Financial Research Institute of the People's Bank of China. Mr. Chen had served various positions in China Construction Bank before he was transferred to the investment bank department of China Cinda in 1999.

The official appointments of Mr. Joseph C. Muscari and Mr. Chen Xiaozhou to the Board of Directors of the Company must be approved by shareholders at the annual general shareholders' meeting to be held on June 12, 2002.

Significant Subsequent Event

On January 11, 2002, the Company issued 146,958,153 new H shares of RMB1.0 each at HK$1.38 per H share upon the exercise of the Over-allotment Option by the Joint Global Coordinators of the Global Offering on January 9, 2002. The net proceeds to the Company from the issue of the additional new H shares amounted to approximately RMB205 million.

Auditors

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
Guo Shengkun
Chairman

Beijing, the PRC
April 14, 2002

Report of the Supervisory Committee

Dear Shareholders:

During 2001, the Supervisory Committee of Aluminum Corporation of China Limited (the "Company") commenced its work in accordance with the duties and rights conferred on it by the Articles of Association of the Company to protect the interests of the Company and its shareholders. By means of attending meetings of the Board of Directors and in accordance with the relevant laws and regulations, the Supervisory Committee had monitored the Company's material operating activities and the performance of the Directors and Senior Management.

1. Review of the Company's financial position

   The Supervisory Committee have reviewed the unqualified auditors' report issued by PricewaterhouseCoopers, the international auditors. The Supervisory Committee is of the view that the auditors have truly and thoroughly expressed their view on the financial position of the Group and the Company and results of operations of the Group, and their opinion on relevant matters is objective and fair.

2. Compliance of the Company's operation with law

   During 2001, the Company strictly complied with the Company Law of the People's Republic of China, the Articles of Association of the Company, the relevant laws and regulations, and there was no behaviour or fact of violation of law. The general meetings and the board meetings held during the year were in compliance with the procedures stipulated in relevant laws and the Articles of Association of the Company. Resolutions of such meetings were in compliance with laws, regulations and the Articles of Association of the Company. There had been no fact which damaged the interests of the Company and the shareholders.

3. Performance of duties of the Directors and Senior Management of the Company

   The Directors and Senior Management of the Company performed their duties diligently and prudently and devoted significant efforts to the development of the Company. There had been no violation of the laws, regulations and the Articles of Association when they carry out their duties.

During 2001, the average prices of major products such as alumina and primary aluminum decreased by 46.8% and 13.6% respectively, when compared with 2000. Faced with severe competitions in both the domestic and overseas markets, the Company devoted significant efforts in strengthening management and achieved stable growth of production volume, of which alumina increased by 9.3% and primary aluminium increased by 5.6%. The Company also achieved continuous improvement in the technological and economic indicators and effectively controlled the expenses. Given the unprecedent operating environments, the Company achieved its profit target for the year and recorded a net profit of RMB1,588.0 million.

For year 2002, the Supervisory Committee will continue to explore effective ways of supervision in accordance with the Company Law of the People's Republic of China and the Articles of Association and will continue to serve the best interests of the shareholders.

By Order of the Supervisory Committee
Luo Tao

Beijing, the PRC
April 15, 2002

40

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

INTERNATIONAL AUDITORS' REPORT TO THE SHAREHOLDERS OF ALUMINUM CORPORATION OF CHINA LIMITED
(a joint stock company incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 43 to 103 which have been prepared in accordance with accounting principles generally accepted in Hong Kong and the accompanying pro forma financial information which has been prepared in accordance with the basis of preparation set out in Note 1(b)(ii) to the financial statements on page 49.

Respective responsibilities of Directors and auditors

The Company's Directors are responsible for the preparation of financial statements and the pro forma financial information which give a true and fair view. In preparing financial statements and the pro forma financial information which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and the pro forma financial information and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the pro forma financial information. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and the pro forma financial information, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements and the pro forma financial information are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the pro forma financial information. We believe that our audit provides a reasonable basis for our opinion.

4

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as of December 31, 2001 and of the Group's profit and cash flows for the period from September 10, 2001 (date of incorporation) to December 31, 2001 and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

In our opinion the pro forma financial information gives a true and fair view of the pro forma combined profit and pro forma combined cash flows of the Group for the year ended December 31, 2001.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 14, 2002

42

For the period from September 10, 2001 (Date of Incorporation) to December 31, 2001

	Note	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	(Note 1) Pro forma combined year ended December 31, 2001 *RMB'000*	(Note 1) Pro forma combined year ended December 31, 2000 *RMB'000*
Turnover	3	**5,112,820**	**15,987,913**	17,664,069
Cost of goods sold		**3,953,403**	**11,646,250**	11,040,061
Gross profit		**1,159,417**	**4,341,663**	6,624,008
Other revenues	3	**211,105**	**621,570**	606,869
Expenses related to other revenues	4	**193,938**	**587,722**	446,828
Other revenues, net		**17,167**	**33,848**	160,041
Net profit for the period from July 1, 2001 to September 9, 2001	1	**219,563**	**—**	—
Selling and distribution expenses	5	**131,586**	**335,227**	259,101
General and administrative expenses	6	**367,282**	**1,074,411**	1,245,083
Research and development expenses		**62,355**	**144,048**	309,477
Other (income)/expenses, net	7	**(119,930)**	**(136,320)**	16,024
Operating profit		**954,854**	**2,958,145**	4,954,364
Finance costs	11	**170,684**	**549,410**	708,233
Operating profit after finance costs		**784,170**	**2,408,735**	4,246,131
Share of (loss)/profit of a jointly controlled entity		**(1,183)**	**(125)**	1,007
Profit before income taxes		**782,987**	**2,408,610**	4,247,138
Income taxes	12	**182,400**	**756,820**	1,589,475
Profit after income taxes		**600,587**	**1,651,790**	2,657,663
Minority interests		**6,905**	**63,713**	134,666
Profit for the period/year	13	**593,682**	**1,588,077**	2,522,997
Profit distribution to owner		**N/A**	**4,722**	106,352
Dividends	14	**178,498**	**178,498**	N/A
Basic earnings per share	15	**RMB 0.07**	**N/A**	N/A
Pro forma earnings per share	15	**N/A**	**RMB 0.19**	RMB0.32

No separate statement of recognized gains and losses is presented as the profit figures for the period or year shown above are the only components.

43

	Note	Consolidated 2001 RMB'000	(Note 1) Pro forma combined 2000 RMB'000
Intangible assets	17	**761,216**	—
Property, plant and equipment	18	**20,558,151**	14,684,179
Interests in joint ventures	20	**17,949**	10,429
Long-term investments	21	**2,956**	1,554
Long-term bank deposits, pledged	26	—	60,000
Deferred tax assets	12	**43,715**	—
Current assets			
Inventories	22	**3,800,134**	3,263,175
Account receivables, net	23	**2,366,297**	1,712,709
Due from related parties	24	**704,507**	322,077
Other current assets	25	**646,664**	834,303
Bank balances and cash :	26		
Pledged bank balances		**147,171**	39,897
Term deposits with initial term of over three months		**75,100**	546,842
Cash and cash equivalents		**4,273,651**	1,833,052
Total		**4,495,922**	2,419,791
		12,013,524	8,552,055
Current liabilities			
Accounts payable	27	**2,126,023**	1,980,735
Due to related parties	28	**1,252,214**	628,580
Other payables and accruals	29	**4,103,975**	4,060,584
Taxation payable	12	**519,924**	1,123,858
Current portion of long-term loans	31	**1,324,242**	1,773,187
Short-term loans:			
Secured		**445,000**	372,760
Unsecured		**3,708,307**	2,382,675
Total		**4,153,307**	2,755,435
		13,479,685	12,322,379
Net current liabilities		**(1,466,161)**	(3,770,324)
Total assets less current liabilities		**19,917,826**	10,985,838
Financed by:			
Issued capital and reserves/owner's equity	30	**14,096,085**	5,026,099
Minority interests		**429,880**	393,724
Non-current liabilities			
Long-term loans	31	**5,391,861**	5,566,015
		19,917,826	10,985,838

Liang Zhong Xiu
Director

Xiong Wei Ping
Director

44

	Note	2001 RMB'000
Intangible assets	17	761,216
Property, plant and equipment	18	18,560,007
Investments in subsidiaries	19	1,350,777
Investments in joint ventures	20	17,869
Deferred tax assets	12	29,714
Current assets		
Inventories	22	3,208,555
Account receivables, net	23	1,973,686
Due from related parties	24	716,982
Other current assets	25	734,464
Bank balances and cash :	26	
Pledged bank balances		147,171
Term deposits with initial term of over three months		75,100
Cash and cash equivalents		4,067,997
Total		4,290,268
		10,923,955
Current liabilities		
Accounts payable	27	1,877,151
Due to related parties	28	1,237,808
Other payables and accruals	29	3,716,482
Taxation payable	12	460,909
Current portion of long-term loans	31	1,324,242
Short-term loans:		
Secured		380,000
Unsecured		3,395,827
Total		3,775,827
		12,392,419
Net current liabilities		(1,468,464)
Total assets less current liabilities		19,251,119
Financed by:		
Share capital	30	10,352,942
Reserves	30	3,340,059
Retained earnings	30	376,257
		14,069,258
Non-current liabilities		
Long-term loans	31	5,181,861
		19,251,119

Liang Zhong Xiu
Director

Xiong Wei Ping
Director

45

Consolidated Cash Flow Statement

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	(Note 1) Pro forma combined year ended December 31, 2001 *RMB'000*	(Note 1) Pro forma combined year ended December 31, 2000 *RMB'000*
Operating profit after finance costs	784,170	2,408,735	4,246,131
Net effect of reconciliation of profit for the period from July 1, 2001 to September 9, 2001 to net cash flow from operating activities	712,751	—	—
Depreciation	580,737	1,797,225	1,368,281
Loss on disposal of fixed assets	13,617	34,922	40,350
Impairment loss on fixed assets	17,019	18,552	4,032
Unrealized loss/(gain) on short-term investments	1,108	(2,303)	(3,560)
Loss on disposal of long-term investments	—	574	—
Increase in inventories	(389,735)	(501,823)	(570,277)
Increase in accounts receivable and other receivables, including amounts due from related parties	(237,965)	(820,832)	(148,151)
Amortization of intangible assets	10,738	17,079	—
Increase / (decrease) in accounts payable and other payables, including amounts due to related parties	250,705	(307,424)	495,929
Interest waived	(103,000)	(103,265)	(37,115)
Interest income	(12,646)	(42,767)	(53,276)
Interest expense	170,684	549,410	708,233
Dividend income	(19)	(19)	(889)
Net cash inflow from operating activities	1,798,164	3,048,064	6,049,688
Returns on investments and servicing of finance			
Interest received	21,895	42,767	53,276
Interest paid	(45,084)	(523,445)	(1,641,565)
Dividends received from a jointly controlled entity	—	264	672
Dividends received from long-term investments	19	19	889
Profit distributed to owner	—	(62,237)	(84,319)
Dividends paid by a subsidiary to minority shareholders	—	(79,993)	(25,233)
Net cash outflow from returns on investments and servicing of finance	(23,170)	(622,625)	(1,696,280)
Taxation			
PRC income taxes paid	(251,642)	(484,470)	(223,671)
Investing activities			
Purchase of fixed assets, excluding interest capitalized	(1,599,249)	(2,944,541)	(1,776,143)
Sale of fixed assets	57,341	70,845	81,351
Purchase of a subsidiary	(179,400)	(179,400)	—
Purchase of investments	(3,249)	(3,249)	(5,534)
Sale of investments	830	8,986	220
Net decrease / (increase) in bank deposits with initial term of over three months	231,300	471,742	(316,766)
Net cash outflow from investing activities	(1,492,427)	(2,575,617)	(2,016,872)
Net cash inflow / (outflow) before financing	30,925	(634,648)	2,112,865

	Note	**Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001** *RMB'000*	**(Note 1) Pro forma combined year ended December 31, 2001** *RMB'000*	(Note 1) Pro forma combined year ended December 31, 2000 *RMB'000*
Financing	32			
Issue of shares		**3,441,674**	**3,441,674**	—
Share issue expenses		**(343,075)**	**(343,075)**	—
Purchases of minority interests — partial payments		**—**	**(489)**	—
New loans borrowed		**1,513,032**	**4,127,096**	2,234,033
Repayment of amounts borrowed		**(1,581,934)**	**(3,319,483)**	(3,855,501)
		(68,902)	**807,613**	(1,621,468)
Decrease/(increase) in bank deposits pledged		**162,450**	**(47,274)**	(87,190)
Net distributions to owner		**—**	**(750,362)**	(802,430)
Net contributions from minority shareholders		**—**	**—**	1,200
Net cash inflow / (outflow) from financing		**3,192,147**	**3,108,087**	(2,509,888)
Increase / (decrease) in cash and cash equivalents		**3,223,072**	**2,473,439**	(397,023)
Cash and cash equivalents at beginning of the period/year		**1,050,579**	**1,800,212**	2,197,235
Cash and cash equivalents at end of the period/year		**4,273,651**	**4,273,651**	1,800,212
Analysis of balances of cash and cash equivalents:				
Bank balances and cash, not pledged		**4,348,751**	**4,348,751**	2,379,894
Less: Term deposits with initial term of over three months		**(75,100)**	**(75,100)**	(546,842)
Less: Bank loans repayable within three months from the date of advance		**—**	**—**	(32,840)
		4,273,651	**4,273,651**	1,800,212

1. Reorganization and basis of preparation

(a) Reorganization

The Company was incorporated in the People's Republic of China (the "PRC") on September 10, 2001 as a joint stock company with limited liability as a result of a group reorganization of Aluminum Corporation of China 中國鋁業公司 ("Chinalco or the holding company") in preparation for a listing of the Company's H shares and ADSs on the Main Board of The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, Inc respectively. The initial registered capital of the Company is RMB8.0 billion, consisting of 8.0 billion shares of par value of RMB1.00 per share.

In accordance with a reorganization agreement between Chinalco and the Company effective as of July 1, 2001 (the "Reorganization"), the Company issued 7,673.77 million domestic shares of RMB1.00 per share to Chinalco in exchange for the transfer of various assets, liabilities and interests related to the alumina and primary aluminum businesses including (i) the mining and refining of bauxite into alumina, (ii) the smelting of alumina into primary aluminum, (iii) the research institute and (iv) the marketing, distribution, and sale of alumina and primary aluminum (collectively the "Core Units") to the Company, with the exception of one bauxite mine, two limestone quarries and one carbon plant (collectively the "Excluded Businesses") and bank balances of RMB349,910,000 (the "Excluded Cash") which were retained by Chinalco. As part of the Reorganization, Chinalco transferred mining rights in relation to eight bauxite mines and four limestone quarries to the Company for a total consideration of RMB285,341,000. In addition, 196.8 million shares and 129.43 million shares, both of RMB1.00 each, were issued to Guangxi Development and Investment Co., Ltd 廣西開發投資有限責任公司 ("Guangxi Development") and Guizhou Provincial Materials Development and Investment Corporation 貴州省物資開發投資公司 ("Guizhou Development") for the transfer of equity interest in Pingguo Aluminum Company 平果鋁業公司 and interest in jointly owned assets as set out in Note 20(b) below.

(b) Basis of preparation

The financial statements and the pro forma financial information which comprises the pro forma combined profit and loss account and the pro forma combined cash flow statement together with the notes thereto for the period/year ended December 31, 2001 have been prepared under the historical cost convention as modified by the valuation of short-term investments.

The Group comprises the Company together with its subsidiaries or, where the context so requires, in respect of the period before the Reorganization, such subsidiaries, the Excluded Businesses and the Excluded Cash as if they were either the Company's subsidiaries or part of the Company at that time.

1. Reorganization and basis of preparation *(continued)*

(b) Basis of preparation *(continued)*

(i) Consolidation

The consolidated financial statements include the results of the Group from September 10, 2001 to December 31, 2001 which are accounted for using the acquisition accounting method.

As part of the Reorganization, the assets and liabilities related to the businesses that were transferred by Chinalco to the Company were separately managed with effect from July 1, 2001, accordingly the net result for the period from July 1, 2001 to September 9, 2001 of the businesses transferred to the Company have been accounted for by the Company and presented as a separate line on the consolidated profit and loss account.

(ii) Combination

The pro forma financial information include the results of the Group for the year ended December 31, 2001 on the basis as set out below.

The pro forma combined profit and loss account including the notes thereto for the year ended December 31, 2001 includes the combined results of the Group for the six months ended June 30, 2001, prepared on the same basis as that for the year ended December 31, 2000 as stated below, and the consolidated results of the Group for the six months ended December 31, 2001 which represent the results for this period, after taking account of the effect of the Reorganization. The pro forma combined cash flow statement for the year ended December 31, 2001 is prepared based on the pro forma combined balance sheet as of December 31, 2000 and consolidated balance sheet as of December 31, 2001.

The pro forma combined profit and loss account and the pro forma combined cash flow statement for the year ended December 31, 2000 and the pro forma combined balance sheet as of that date with the notes thereto, which are presented here for comparison purposes only, have been prepared on a combined basis as if the operations and business of and the assets and liabilities related to the Core Units and both the Excluded Businesses and the Excluded Cash were transferred to the Group from Chinalco on 1st January 2000.

In the opinion of the Directors, the resulting presentation of the financial statements and the pro forma financial information gives a more meaningful view of the results and the state of affairs of the Group as a whole.

49

2. Principal accounting policies

The principal accounting policies adopted in the preparation of the financial statements for the period ended December 31, 2001 and the pro forma financial information, which conform with accounting principles generally accepted in Hong Kong, are set out below:

(a) Subsidiaries

Subsidiaries are enterprises in which the Group controls the composition of the board of directors, controls more than half of the voting power, holds more than 50 percent of the issued share capital or has power to exercise control over the financial and operating policies. Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

The results of operations of subsidiaries acquired or disposed of during the period/year are included in the consolidated/pro forma combined profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate, and the share attributable to minority interests is deducted from the consolidated/pro forma combined net results. Intercompany transactions and balances within the Group are eliminated on consolidation/combination.

In the Company's balance sheet, the investments in subsidiaries are stated at cost to the Company less provision for impairment losses, if any. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(b) Joint ventures

Joint ventures comprise jointly controlled entities as well as jointly owned assets.

(i) Jointly controlled entities

These entities are the result of contractual arrangements whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity. Entity accounting is adopted and, accordingly, the consolidated/pro forma combined profit and loss account includes the Group's share of the results of jointly controlled entities for the period, and the consolidated/pro forma combined balance sheet include the Group's share of the net assets of the jointly controlled entities.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost to the Company less provision for impairment losses, if any. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

56

2. Principal accounting policies *(continued)*

(b) Joint ventures *(continued)*

(ii) Jointly owned assets

These are assets jointly owned by the Group and other third parties for the purpose of undertaking economic activities in which each party is entitled to its respective share of the output. The pro forma combined profit and loss account includes the Group's share of the income and expenses arising from jointly controlled assets (which were purchased by the Group pursuant to the Reorganization) for the period, and the pro forma combined balance sheet includes the Group's share of the assets and liabilities in relation to such joint ventures.

(c) Property, plant and equipment

(i) Tangible fixed assets are stated at cost to the Group less accumulated depreciation and accumulated impairment losses.

Tangible fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses to their estimated residual value over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Buildings	15 to 40 years
Plant and machinery	10 to 20 years
Motor vehicles and transportation facilities	6 to 12 years
Office and other equipment	5 to 10 years

Costs incurred in maintaining fixed assets in their normal working conditions are charged to the profit and loss account. Improvements are capitalized and depreciated over their expected useful lives to the Group.

(ii) The carrying amounts of long-lived assets are reviewed whenever events or changes in circumstances indicate that the book value of the assets may not be recoverable. An impairment exists when the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured as the higher of net selling price and value in use, calculated based on discounted future pre-tax cash flows related to the asset or the cash generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or group of assets. Estimates of future cash flows include projections of cash inflows from the continuing use of the asset; projections of cash outflows that are necessarily incurred to generate the cash inflows from continuing use of the asset (including cash outflows to prepare the asset for use) and that can be directly attributed, or allocated on a reasonable and consistent basis, to the asset; and net cash flows, if any, to be received (or paid) for the disposal of the asset at the end of its useful life. If there is an indication of impairment, the carrying value of such assets is written down to its recoverable amount.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the profit and loss account.

51

2. Principal accounting policies *(continued)*

(d) Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost to the Group. Cost comprises direct costs of construction as well as finance costs related to funds borrowed specifically for the purpose of obtaining a qualifying asset. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

Capitalization of these costs ceases and the construction in progress is transferred to fixed assets when the asset is substantially ready for its intended use.

(e) Intangibles

(i) Goodwill

Goodwill represents the excess of purchase consideration over the fair values ascribed to the separable net assets of subsidiaries acquired, is recognized as an asset and amortized by equal annual installments over its estimated useful economic life of not more than 20 years.

The gain or loss on disposal of an entity includes the unamortized balance of goodwill relating to the entity disposed of.

(ii) Research and development costs

Research and development costs are expensed as incurred, except for development costs where the technical feasibilities of the product under development have been demonstrated, costs are identifiable and a market exists for the product such that it is probable that it will be profitable. Such development costs are recognized as an asset and amortized on a straight-line basis over the estimated economic useful period to reflect the pattern in which the related economic benefits are recognized.

No development costs were recognized as assets by the Group.

(iii) Mining rights

Mining rights acquired are capitalized and stated at cost to the Group less accumulated amortization and accumulated impairment losses. Amortization of mining rights is calculated to write off their cost less accumulated impairment losses on a straight-line basis over their estimated useful lives of 30 years.

2. Principal accounting policies *(continued)*

(e) Intangibles *(continued)*

(iv) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down immediately to its recoverable amount.

(f) Assets under leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the profit and loss account on a straight-line basis over the lease periods. The Group did not have any assets arranged under finance leases.

(g) Investments in securities

(i) Investment securities

These represent long-term investments in unlisted securities and are stated at cost to the Group less provision for diminution in value, other than diminution of a temporary nature. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The amount of the reduction is recognized as an expense in the profit and loss account.

(ii) Trading securities

These represent short-term investments in listed securities that the Group intends to hold for sale and are carried at fair value, which normally represents the market value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of the investments are recognized in the profit and loss account. Gains or losses on disposal of short-term investments, representing the difference between the net sales proceeds and the carrying amounts, are recognized in the profit and loss account as they arise.

2. Principal accounting policies *(continued)*

(h) Inventories

Inventories comprise stocks and work in progress and are stated at the lower of cost to the Group and net realizable value. Cost, calculated on the weighted average method, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(i) Accounts and other receivables

Provision is made against accounts and other receivables to the extent which they are considered to be doubtful. Accounts and other receivables in the balance sheet are stated net of such provision.

(j) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents comprise cash on hand, deposits held at call with banks, time deposits with an initial term of within three months less advances from bank with repayment within three months from the date of the advance.

(k) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are recognized as income or expenses in the profit and loss account.

(l) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2. Principal accounting policies *(continued)*

(m) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(n) Taxation

Income taxation charged to the results comprise current and deferred tax. Current income tax is calculated based on the taxable income of the individual companies and enterprises which file separate tax returns for the period/year that is chargeable to tax.

Deferred taxation is provided for under the liability method, at the current taxation rate, in respect of temporary timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(o) Revenue recognition

Revenue from the sale of goods is recognized on the transfer of risks and rewards of ownership, which occurs at the time when the goods are delivered to customers and title has passed. No amount of revenue is recorded when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Revenue from the provision of services is recognized when the services are rendered.

Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognized when the right to receive payment is established.

2. Principal accounting policies *(continued)*

(p) Retirement benefit costs

The Group contributes on a monthly basis to various defined contribution retirement benefit plan organised by relevant municipal and provincial governments in the PRC. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. In addition, the Group also made supplementary subsidies to retired employees for period prior to January 1, 2001. Contributions to these plans and supplementary subsidies are expensed as incurred.

(q) Borrowing costs

Borrowing costs that are charged to the profit and loss account in the period in which they are incurred unless they are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale.

(r) Environmental expenditures

Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Under the PRC law, the Company is required to remediate the area that it mines. The government of the province in which the mine is located prescribes the remediation requirements on the basis of the future intended use of the land and monitors the Company's remediation efforts. Such activities are typically performed concurrently with production. However, remediation efforts at certain mines are expected to commence after 2007 and the Company has established a liability sufficient to meet its remediation obligations. The expenditures necessary to complete remediation efforts are not expected to be material to cash flows or results of operations in any period.

(s) Government subsidies

Government subsidies of revenue nature relating to the current period are recognized as other income in the profit and loss account in the period/year when they become receivable with reasonable assurance.

2. Principal accounting policies *(continued)*

(t) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Segment assets consist primarily of intangible assets, fixed assets, inventories, receivables and operating cash, and exclude assets not dedicated to a particular segment (Note 3(ii)). Segment liabilities comprise operating liabilities and exclude liabilities not dedicated to a particular segment (Note 3(iii)). Capital expenditure comprises additions to intangible assets and fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

57

3. Turnover, revenue and segment information

The Group is principally engaged in the production and distribution of alumina and primary aluminum. Revenues recognized are as follows:

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2000 *RMB'000*
Turnover			
Sales of goods, net of value-added tax	**5,112,820**	**15,987,913**	17,664,069
Other revenues			
Sale of scrap and other materials	**89,049**	**292,621**	166,222
Supply of electricity, heat, gas and water	**46,597**	**144,664**	168,899
Rendering of services	**62,794**	**141,499**	217,583
Interest income	**12,646**	**42,767**	53,276
Income from investment securities	**19**	**19**	889
Total other revenues	**211,105**	**621,570**	606,869
Total revenues	**5,323,925**	**16,609,483**	18,270,938

Primary reporting format - business segments

The Group is organized in the PRC into two main business segments:

- Alumina - mining and processing of bauxite into alumina and the associated distribution activities
- Primary aluminum - production of primary aluminum and the associated distribution activities

Activities of the headquarters and other operations of the Group, comprising the conduction of research and development related to alumina business and minor production and distribution of alumina hydrate, are grouped under corporate and other services segment.

For the period to June 30, 2001, sales between segments in the same plant are made at cost whereas sales between plants are made at prices approximate to market prices. Effective July 1, 2001, all inter-segment and inter-plant sales are made at prices approximate to market prices.

3. Turnover, revenue and segment information *(continued)*

Primary reporting format - business segments *(continued)*

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2000 *RMB'000*
Segment results			
Turnover			
Alumina			
External sales	2,298,400	7,056,682	8,751,301
Inter-segment sales	606,866	2,124,637	2,526,498
	2,905,266	9,181,319	11,277,799
Primary aluminum			
External sales	2,797,859	8,888,064	8,870,582
Corporate and other services			
External sales (i)	16,561	43,167	42,186
Inter-segment elimination	(606,866)	(2,124,637)	(2,526,498)
Total turnover	5,112,820	15,987,913	17,664,069
Cost of goods sold			
Alumina	2,158,012	6,228,266	6,544,357
Primary aluminium	2,385,604	7,479,896	6,937,676
Corporate and other services	15,638	38,336	29,492
Inter-segment elimination	(605,851)	(2,100,248)	(2,471,464)
Total cost of goods sold	3,953,403	11,646,250	11,040,061
Gross profit			
Alumina	747,254	2,953,053	4,733,442
Primary aluminium	412,255	1,408,168	1,932,906
Corporate and other services	923	4,831	12,694
Inter-segment elimination	(1,015)	(24,389)	(55,034)
Total gross profit	1,159,417	4,341,663	6,624,008

3. Turnover, revenue and segment information *(continued)*

Primary reporting format - business segments *(continued)*

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2000 *RMB'000*
Segment results *(continued)*			
Net profit for the period from July 1, 2001 to September 9, 2001			
Alumina	**179,498**	**—**	—
Primary aluminum	**245,305**	**—**	—
Corporate and other services	**(6,090)**	**—**	—
Unallocated	**(199,150)**	**—**	—
Total net profit for the period from July 1, 2001 to September 9, 2001	**219,563**	**—**	—
Other costs, net of other revenues and other income			
Alumina	**230,034**	**831,629**	628,336
Primary aluminum	**41,536**	**190,729**	417,002
Corporate and other services	**20,566**	**30,511**	4,295
Unallocated	**131,990**	**330,649**	620,011
Total other costs, net of other revenues and other income	**424,126**	**1,383,518**	1,669,644
Segment operating profit/(loss)			
Alumina	**696,718**	**2,121,424**	4,105,106
Primary aluminum	**616,024**	**1,217,439**	1,515,904
Corporate and other services	**(25,733)**	**(25,680)**	8,399
Unallocated	**(331,140)**	**(330,649)**	(620,011)
Inter-segment elimination	**(1,015)**	**(24,389)**	(55,034)
Total operating profit	**954,854**	**2,958,145**	4,954,364
Finance costs	**170,684**	**549,410**	708,233
Operating profit after finance costs	**784,170**	**2,408,735**	4,246,131
Share of (loss)/profit of a jointly controlled entity	**(1,183)**	**(125)**	1,007
Profit before income taxes	**782,987**	**2,408,610**	4,247,138
Income taxes	**182,400**	**756,820**	1,589,475
Profit after income taxes	**600,587**	**1,651,790**	2,657,663
Minority interests	**6,905**	**63,713**	134,666
Profit for the period / year	**593,682**	**1,588,077**	2,522,997
Capital expenditure			
Alumina	**1,533,590**	**2,457,123**	1,147,848
Primary aluminum	**347,548**	**640,110**	545,756
Corporate and other services	**26,893**	**27,638**	7,024
Unallocated	**24,737**	**177,657**	93,794
Total capital expenditure	**1,932,768**	**3,302,528**	1,794,422

3. Turnover, revenue and segment information *(continued)*

Primary reporting format - business segments *(continued)*

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2000 *RMB'000*
Depreciation and amortization charged to the profit and loss account			
Alumina	**361,844**	**1,131,750**	827,057
Primary aluminum	**195,552**	**603,704**	529,758
Corporate and other services	**795**	**1,969**	811
Unallocated	**33,284**	**76,880**	10,655
Total depreciation and amortization charged to the profit and loss account	**591,475**	**1,814,303**	1,368,281
Impairment losses charged to the profit and loss account			
Alumina	**15,374**	**16,907**	4,032
Primary aluminium	**—**	**—**	—
Corporate and other services	**1,645**	**1,645**	—
Unallocated	**—**	**—**	—
Total impairment losses charged to the profit and loss account	**17,019**	**18,552**	4,032

	Consolidated as of December 31, 2001 *RMB'000*	Pro forma combined as of December 31, 2000 *RMB'000*
Segment assets		
Alumina	**18,640,892**	13,853,951
Primary aluminum	**9,406,264**	7,547,817
Corporate and other services	**3,388,545**	91,374
Unallocated (ii)	**2,188,960**	2,724,845
	33,624,661	24,217,987
Inter-segment elimination	**(227,150)**	(909,770)
Total assets	**33,397,511**	23,308,217

3. Turnover, revenue and segment information *(continued)*

Primary reporting format - business segments *(continued)*

	Consolidated as of December 31, 2001 *RMB'000*	Pro forma combined as of December 31, 2000 *RMB'000*
Segment liabilities		
Alumina	9,403,868	3,274,864
Primary aluminum	3,056,013	1,360,396
Corporate and other services	999,210	46,260
Unallocated (iii)	6,069,485	13,985,644
	19,528,576	18,667,164
Inter-segment elimination	(657,030)	(778,770)
Total liabilities	18,871,546	17,888,394

(i) Sales of corporate and other services represent sale of alumina by Zhengzhou Light Metals Research Institute.

(ii) Unallocated assets, which represent assets not dedicated to a particular segment, consist primarily of bank balances and cash, investments, deferred tax assets, other receivables and fixed assets.

(iii) Unallocated liabilities, which represent liabilities not dedicated to a particular segment, consist primarily of short-term and long-term loans, taxation payable and other liabilities.

Secondary reporting format - geographical segments

All assets and operations of the Group are located in the PRC, which is considered as one geographical location in an economic environment with similar risks and returns.

4. Expenses related to other revenues

Expenses related to other revenues mainly include the cost of scrap and other materials and costs incurred in the supply of electricity, heat, gas and water.

5. Selling and distribution expenses

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	**Pro forma combined year ended December 31, 2001**	Pro forma combined year ended December 31, 2000
	RMB'000	***RMB'000***	*RMB'000*
Advertising expenses	**560**	**2,527**	3,873
Packaging expenses	**16,897**	**49,626**	43,133
Salaries and welfare expenses	**3,819**	**9,354**	6,438
Transportation and loading	**92,751**	**230,083**	166,196
Others	**17,559**	**43,637**	39,461
	131,586	**335,227**	259,101

6. General and administrative expenses

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	**Pro forma combined year ended December 31, 2001**	Pro forma combined year ended December 31, 2000
	RMB'000	***RMB'000***	*RMB'000*
Auditors' remuneration	**16,574**	**17,890**	2,297
Depreciation	**28,969**	**85,367**	59,249
Impairment loss on fixed assets	**17,019**	**18,552**	4,032
Loss on disposal of fixed assets	**13,617**	**34,922**	40,350
Provision for doubtful debts and bad debts written off/(written back)	**(5,484)**	**54,216**	(11,681)
Insurance	**11,041**	**43,137**	21,928
Repairs and maintenance	**16,025**	**39,493**	106,723
Salaries and welfare expenses	**77,567**	**262,307**	500,311
Taxes other than income taxes (Note (a))	**51,881**	**177,990**	241,697
Travelling and entertainment	**16,387**	**41,701**	65,224
Utilities and office supplies	**20,924**	**53,193**	56,052
Amortization of goodwill	**7,568**	**12,324**	—
Amortization of mining rights	**3,170**	**4,755**	—
Others	**92,024**	**228,564**	158,901
	367,282	**1,074,411**	1,245,083

(a) Taxes other than income taxes mainly comprise land use tax, city construction tax and education surcharge. City construction tax and education surcharge are levied on an entity based on its total amount of value-added tax and business tax.

63

7. Other (income)/expenses, net

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	**Pro forma combined year ended December 31, 2001**	Pro forma combined year ended December 31, 2000
	RMB'000	***RMB'000***	*RMB'000*
Government subsidies	**(20,468)**	**(22,263)**	(3,636)
Interest waived (Note (a))	**(103,000)**	**(103,265)**	(37,115)
Net exchange loss/(gain)	**1,400**	**(9,913)**	(23,306)
Penalties, fines and compensations	**1,030**	**1,424**	83,641
Loss/(gain) on short-term investments			
— unrealized	**1,108**	**(2,303)**	(3,560)
— realized	**—**	**—**	—
	(119,930)	**(136,320)**	16,024

(a) The gain recorded in 2001 was mainly related to an arrangement made in 2000 between Shanxi Aluminum Plant (now a branch of the Company pursuant to the Reorganization) and the State Development Bank of China for full settlement of the outstanding interest payable of RMB513 million by the payment of a lump sum of RMB410 million. The gain was deferred and not recognized in 2000 due to the presence of a condition at that time that the State Development Bank of China reserved the right to withdraw this interest waiver should there be any future occurance of overdue loan principal and interest payable. The gain was recognized in 2001 given that the right to withdraw no longer applies following the replacement of the loan agreement by a new agreement entered into between the Company and the State Development Bank of China at the end of 2001.

The gain recorded in 2000 was related to an arrangement made by China Great Wall Aluminum Zhongzhou Aluminum Plant (now a branch of the Company pursuant to the Reorganization) with the State Development Bank of China by the payment of a lump sum of RMB50 million as full settlement of an outstanding loan and the related interest payable of RMB35 million and RMB52,115,000 respectively, totalling approximately RMB87 million.

8. Directors', Supervisors and Senior Management's remuneration

(a) Directors' and Supervisors' remuneration

The aggregate amounts of remuneration payable to Directors and Supervisors of the Company during the period/year are as follows:

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	**Pro forma combined year ended December 31, 2001**	Pro forma combined year ended December 31, 2000
	RMB'000	***RMB'000***	*RMB'000*
Fees	**72**	**72**	—
Basic salaries, housing allowances, other allowances and benefits in kind	**938**	**4,019**	4,743
Discretionary bonuses	**—**	**—**	—
Contributions to the retirement scheme	**19**	**37**	5
	1,029	**4,128**	4,748

The remuneration of the Directors and Supervisors fell within the following bands:

	Number of Directors and Supervisors		
	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	**Pro forma combined year ended December 31, 2001**	Pro forma combined year ended December 31, 2000
	RMB'000	***RMB'000***	*RMB'000*
Nil - RMB1,000,000	**10**	**9**	6
RMB1,000,001 - RMB2,000,000	**—**	**1**	—
Over RMB2,000,000	**—**	**—**	2

Directors' fees disclosed above of RMB72,080 were in respect of amount payable to the two independent non-executive Directors. The remuneration for the periods prior to the incorporation of the Company (as included in the pro forma financial information for the years ended December 31, 2000 and 2001) represents historical amounts paid to the Directors who were the management staff of the Group during those periods.

No Directors or Supervisors of the Company waived any remuneration during the period/ year.

8. Directors', Supervisors and Senior Management's remuneration *(continued)*

(b) Five highest paid individuals

The five individuals whose remuneration was the highest in the Group were as follows:

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	**Pro forma combined year ended December 31, 2001**	Pro forma combined year ended December 31, 2000
	RMB'000	***RMB'000***	*RMB'000*
Directors and Supervisors	**4**	**5**	2
Senior management	**1**	**—**	1
Other individuals	**—**	**—**	2

Details of remuneration of Senior Management and other individuals amongst the five highest paid individuals are as follows:

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	**Pro forma combined year ended December 31, 2001**	Pro forma combined year ended December 31, 2000
	RMB'000	***RMB'000***	*RMB'000*
Basic salaries, housing allowances, other allowances and benefits in kind	**151**	**—**	2,358
Discretionary bonuses	**—**	**—**	100
Contributions to the retirement scheme	**2**	**—**	4
	153	**—**	2,462

8. Directors', Supervisors and Senior Management's remuneration *(continued)*

(b) Five highest paid individuals *(continued)*

The remuneration fell within the following bands:

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2000 *RMB'000*
Nil - RMB1,000,000	**1**	**—**	2
RMB1,000,001 - RMB2,000,000	**—**	**—**	—
Over RMB2,000,000	**—**	**—**	1

9. Staff costs

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2000 *RMB'000*
Wages and salaries	**452,050**	**1,608,645**	1,850,431
Housing subsidies (Note (a)	**33,644**	**125,126**	163,664
Contributions to the retirement scheme (Note (b))	**65,790**	**166,969**	201,462
Supplementary subsidies to retirees (Note (c))	**—**	**—**	56,344
Welfare and other expenses	**97,225**	**445,278**	304,386
	648,709	**2,346,018**	2,576,287

67

9. Staff costs *(continued)*

(a) Prior to 2000, staff quarters were allocated to eligible employees for nominal consideration and related losses were charged to the profit and loss account. Effective January 1, 2000, housing subsidies are provided to staff in the form of pecuniary subsidy. In relation to the Reorganization, any gains or losses arising from allocation of staff quarters to employees of the Group subsequent to December 31, 2000 are entitled to or borne by Chinalco.

(b) The employees of the Group participate in various retirement benefit plans organized by the relevant municipal and provincial governments under which the Group was required to make monthly defined contributions to these plans at rates ranging from 15% to 25% of the employees' basic salary for the period. The Group's contributions to these defined contribution schemes are expensed as incurred and are not reduced by forfeited contributions. The assets of the scheme, which is operated by the respective governments are held separately from the Company and its subsidiaries.

(c) Commencing January 1, 2001, no supplementary subsidies are made by the Group to retired employees.

(d) Staff costs include remuneration paid to Directors, Supervisors and Senior Management as set out in Note 8.

10. Depreciation

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	**Pro forma combined year ended December 31, 2001**	Pro forma combined year ended December 31, 2000
	RMB'000	***RMB'000***	*RMB'000*
Depreciation charged to the profit and loss account during the period/year	**580,737**	**1,797,225**	1,368,281

11. Finance costs

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2000 *RMB'000*
Interest on bank loans	**175,113**	**546,193**	610,101
Interest on other loans			
Wholly repayable within five years	**16,659**	**24,688**	84,533
Not wholly repayable within five years	**—**	**20,800**	31,878
Total finance costs incurred	**191,772**	**591,681**	726,512
Less: amount capitalized in construction in progress	**(21,088)**	**(42,271)**	(18,279)
	170,684	**549,410**	708,233
Interest rates per annum at which finance costs were capitalized	**6.0% to 6.5%**	**6.0% to 7.0%**	3.6% to 7.0%

12. Taxation

(a) The amount of taxation charged to the profit and loss account represents:

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2000 *RMB'000*
PRC income tax	**215,200**	**799,409**	1,304,779
Deferred tax	**(32,800)**	**(43,715)**	284,000
	182,400	**755,694**	1,588,779
Share of taxation attributable to a jointly controlled entity	**—**	**1,126**	696
	182,400	**756,820**	1,589,475

69

12. Taxation *(continued)*

(b) The current income taxes of the Company, its subsidiaries and the jointly controlled entity have been provided at the PRC enterprises income tax rate of 33% (Pro forma combined year ended December 31, 2000 and 2001: 33%) on the estimated assessable profit for the respective periods, except for a subsidiary which is taxed at a preferential rate of 15% with effect from January 1, 2000 as it is classified as a "high-tech" enterprise in its province for tax purposes.

The tax on the Group's profit before income tax differs from the expected amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	**Pro forma combined year ended December 31, 2001** *RMB'000*	Pro forma combined year ended December 31, 2000 *RMB'000*
Profit before income tax	**782,987**	**2,408,610**	4,247,138
Tax calculated at a tax rate of 33%	**258,386**	**794,841**	1,401,556
Deferred tax benefit arising from tax losses not recognized	**63,043**	**87,500**	10,890
Income not subject to tax	**(171,107)**	**(204,953)**	(17,548)
Expenses not deductible for tax purposes	**43,545**	**201,584**	297,546
Utilization of prior year unrecognised tax losses	**—**	**(78,227)**	—
Differential tax rate on the profit of a subsidiary	**(11,467)**	**(43,925)**	(102,969)
Tax charge	**182,400**	**756,820**	1,589,475

Prior to the Reorganization, the Core Units now comprising the Group were separate independent entities for tax reporting and filing purposes. Certain of these Core Units had incurred tax losses in previous periods. As the utilization of these tax losses in future periods, as a result of the Reorganization, is uncertain, the resulting deferred tax benefit arising from these tax losses of approximately RMB220 million (Pro forma combined as of December 31, 2000: RMB371 million) has not been recognized in the financial statements and the pro forma financial information.

12. Taxation *(continued)*

(c) Deferred income tax is calculated on temporary timing differences under the liability method using a principal tax rate of 33%. The movement in the deferred tax account is as follows:

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2000 *RMB'000*
At beginning of the period/year	—	—	284,000
Transfer from/(to) profit and loss account	43,715	43,715	(284,000)
At the end of the period/year	43,715	43,715	—
Provided for in respect of:			
Provision for receivables and inventories	33,594	33,594	—
Other timing differences	10,121	10,121	—
Total deferred tax assets	43,715	43,715	—
The potential deferred taxation not provided for in the financial statements amounts to:			
Tax losses	220,332	220,332	370,672
Other timing differences	177,000	177,000	243,000
	397,332	397,332	613,672

Deferred tax balances are attributable to the following items:

	Group		Company
	Consolidated 2001 *RMB'000*	Pro forma combined 2000 *RMB'000*	2001 *RMB'000*
Current deferred tax assets:			
Provision, primarily receivables	33,594	—	19,593
Other timing differences	10,121	—	10,121
Total deferred tax assets	43,715	—	29,714

13. Profit for the period

The consolidated net profit of the Group for the period from 10th September 2001 (date of incorporation) to 31st December of RMB593,682,000 is dealt with in the financial statements of the Company to the extent of RMB566,855,000, inclusive of the net profit for the period from July 1, 2001 to September 9, 2001 of RMB196,701,000.

14. Dividends

	Period from September 10, 2001 (date of incorporation) to December 31, 2001
	RMB'000
Final, proposed of RMB0.017 per share	**178,498**

The proposed final dividend was declared by the Directors at a meeting held on April 14, 2002. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2002.

15. Earnings per share

The calculation of basic earnings per share for the period from 10th September 2001 to December 31, 2001 is based on the Group's profit of RMB593,682,000 and the weighted average number of 8,244,294,525 shares in issue during the period since the legal formation of the Company.

The calculation of pro forma earnings per share for the year ended December 31, 2001 is based on the Group's pro forma combined profit of RMB1,588,077,000 and the pro forma weighted average number of 8,122,481,912 shares in issue during the period since the legal formation of the Company. The calculation of pro forma earnings per share for the year ended December 31, 2000 is based on the Group's pro forma combined profit of RMB2,522,997,000 and the 8,000,000,000 shares issued and outstanding upon the legal formation of the Company as if such shares had been outstanding throughout the year. As there is no dilutive securities, there is no difference between basic and diluted pro forma earnings per share.

16. Excluded Businesses

The pro forma combined financial statements for 2000 include the financial position and results of operations of the Excluded Businesses, which were retained by Chinalco pursuant to the Reorganization (Note 1). Accordingly, these assets and related operations were not included in the Company's operations subsequent to the Reorganization. The tables below reflect the pro forma combined financial position and results of operations of the Excluded Businesses.

(a) Financial position:

	Pro forma combined as of December 31, 2000 *RMB'000*
Current assets	78,953
Non-current assets	19,590
Current liabilities	(167,906)
Net liabilities	(69,363)

Non-current assets primarily include property, plant and equipment.

(b) Results of operations

	Pro forma combined year ended December 31, 2001 ***RMB'000***	Pro forma combined year ended December 31, 2000 *RMB'000*
Turnover	4,022	38,662
Operating loss before financing costs	13,604	46,485
Finance costs	2,400	4,499
Net loss	16,004	50,984

The results of operations included in the pro forma combined profit and loss account for the year ended December 31, 2001 represent those for the period from January 1, 2001 to June 30, 2001, the date immediately before the effective date of Reorganization, when such businesses were retained by Chinalco.

73

17. Intangible assets

	Group and Company		
	Goodwill *RMB'000*	Mining rights *RMB'000*	Total *RMB'000*
Goodwill arising from acquisition of minority interests pursuant to the Reorganization (Note 1)	229,599	—	229,599
Goodwill arising from acquisition of Chinalco's interests in Core Units	263,355	—	263,355
Acquisition of mining rights pursuant to the Reorganization (Note 1)	—	285,341	285,341
Amortization charge	(12,324)	(4,755)	(17,079)
At December 31, 2001	480,630	280,586	761,216

At December 31, 2001	
Cost	778,295
Accumulated amortization	(17,079)
Net book amount	761,216

There were no intangibles as of December 31, 2000.

18. Property, plant and equipment

	Group					
	Construction in progress	Buildings	Plant and machinery	Motor vehicles and transportation facilities	Office and other equipment	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost						
Acquisition pursuant to the Reorganization	2,221,676	10,439,238	18,276,304	661,574	157,511	31,756,303
Acquisition of a subsidiary	291,218	—	—	—	—	291,218
Additions	1,803,911	9,966	39,175	46,058	33,658	1,932,768
Transfers	(1,036,163)	92,148	919,309	16,644	8,062	—
Disposals	(36,034)	(57,829)	(77,588)	(37,843)	(14,337)	(223,631)
At December 31, 2001	3,244,608	10,483,523	19,157,200	686,433	184,894	33,756,658
Accumulated depreciation						
Acquisition pursuant to the Reorganization	—	3,216,496	8,658,673	397,729	75,705	12,348,603
Charge for the period	—	214,864	699,732	33,352	11,562	959,510
Impairment charge (Note 6)	11,406	—	4,952	661	—	17,019
Disposals	—	(36,296)	(45,823)	(28,583)	(15,923)	(126,625)
At December 31, 2001	11,406	3,395,064	9,317,534	403,159	71,344	13,198,507
Net book value						
At December 31, 2001	3,233,202	7,088,459	9,839,666	283,274	113,550	20,558,151
Pro forma combined at December 31, 2000	1,447,597	5,689,002	7,204,918	275,681	66,981	14,684,179

18. Property, plant and equipment *(continued)*

	Company					
	Construction in progress	Buildings	Plant and machinery	Motor vehicles and transportation facilities	Office and other equipment	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost						
Acquisition pursuant to the Reorganization	2,051,741	9,865,161	16,667,984	639,509	148,183	29,372,578
Additions	1,550,089	9,816	37,542	45,551	33,050	1,676,048
Transfers	(916,703)	29,541	864,522	15,933	6,707	—
Disposals	(35,973)	(57,551)	(74,566)	(37,280)	(14,202)	(219,572)
At December 31, 2001	2,649,154	9,846,967	17,495,482	663,713	173,738	30,829,054
Accumulated Depreciation						
Acquisition pursuant to the Reorganization	—	3,075,861	7,950,952	391,602	71,278	11,489,693
Charge for the period	—	201,451	643,772	32,339	10,987	888,549
Impairment charge (Note 6)	11,406	—	4,952	661	—	17,019
Disposals	—	(36,253)	(45,723)	(28,437)	(15,801)	(126,214)
At December 31, 2001	11,406	3,241,059	8,553,953	396,165	66,464	12,269,047
Net book value						
At December 31, 2001	2,637,748	6,605,908	8,941,529	267,548	107,274	18,560,007

All the buildings of the Group and of the Company are located in the PRC.

At December 31, 2001, the net book value of fixed assets pledged as security for short-term and long-term loans of the Group and of the Company amounted to RMB2,283,406,000 (Pro forma combined as of December 31, 2000: RMB1,813,188,000) and RMB2,187,760,000, respectively.

19. Investments in subsidiaries

	Company 2001 *RMB'000*
Investments at cost:	
Unlisted securities	385,581
Shares listed in the PRC	965,196
	1,350,777

Shares listed in the PRC represent those of Shandong Aluminum Industry Co., Ltd. The market value of those listed shares was RMB3,860,077,000 as of December 31, 2001.

The following is a list of the principal subsidiaries as of December 31, 2001:

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity interest held	Principal activities
Shandong Aluminum Industry Co., Ltd.	PRC	Joint stock company with limited liability listed on the Shanghai Stock Exchange	560,000,000 A shares of RMB1 each	71.4%	Manufacture and distribution of alumina and primary aluminium
Shangdong Hengcheng Machinery Works	PRC	State-owned enterprise	Paid up capital of RMB14,087,000	100%	Manufacture of mechanical equipment
ShanxiLongmen Aluminum Co., Ltd.	PRC	Company with limited liability	Paid up capital of RMB40,000,000	55%	Manufacture and distribution of primary aluminum
Zibo Shengye Science Industrial Trading Co., Ltd.	PRC	Company with limited liability	Paid up capital of RMB2,134,000	100% (of which 43% is held indirectly)	Manufacture, installation and repair of testers
The Design Institute of Shandong Aluminum Corporation	PRC	State-owned enterprise	Paid up capital of RMB703,000	100%	Design of production process and provision of technical consulting services

19. Investments in subsidiaries *(continued)*

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity interest held	Principal activities
Zibo Wancheng Industrial Trading Co., Ltd.	PRC	Company with limited liability	Paid up capital of RMB13,870,000	100%	Provision of repair and maintenance services for electrical plant and machinery
Zhengzhou Hicer Hitech Ceramics Co., Ltd.	PRC	Company with limited liability	Paid up capital of RMB5,000,000	80%	Manufacture and distribution of ceramic products
Zibo Kaipeng Hi-tech and Industrial Trading Co., Ltd.	PRC	Company with limited liability	Paid up capital of RMB922,000	100% (of which 32.5% is held indirectly)	Design of manufacturing automated systems
Hejing Hedong Carbon Plant	PRC	Collectively owned enterprise	Paid up capital of RMB1,750,000	72.6%	Manufacture and distribution of electrode
China Aluminum International Trading Co., Ltd.	PRC	Company with limited liability	Paid up capital of RMB100,000,000	100%	Import and export activities
Qinghai Haixing Aluminum Co., Ltd.	PRC	Company with limited liability	Paid up capital of RMB156,000,000	100%	Manufacture and distribution of primary aluminum
Shandong Aluminum Electronic Technology Co., Ltd	PRC	Company with limited liability	Paid up capital of RMB20,000,000	75%	Manufacture and distribution of electronic products

20. Investments in joint ventures

(a) Jointly controlled entity

	Group		Company
	Consolidated	Pro forma combined	
	2001	2000	**2001**
	RMB'000	*RMB'000*	***RMB'000***
Unlisted equity securities, at cost	**—**	—	**17,869**
Share of net assets	**17,949**	10,429	**—**
	17,949	10,429	**17,869**

The Company has a 50% interest in ownership, voting power and profit sharing in Shanxi JinXin Aluminum Co., Ltd , a joint venture incorporated and operated in the PRC which is engaged in the production of primary aluminum. The joint venture, which has paid up capital of RMB20,000,000 formed with an unrelated party, was established on April 8, 1996 for a period of 15 years.

(b) Jointly owned assets

Included in the pro forma combined balance sheet as of December 31, 2000 were aggregate amounts of fixed assets of RMB344,272,000 in relation to a jointly owned asset arrangement. An agreement was entered into with Guizhou Development whereby both investors contributed capital to acquire and construct assets to produce primary aluminium for sale in Guizhou province. Ownership of the assets was based on the amount of capital contributed and accordingly, the Group had a 75% participating interest in these jointly owned assets. The Group had control over the operations of these jointly owned assets. However, the joint venture partner was entitled to purchase 30% of the output produced using these assets, at cost. Pursuant to the Reorganization, as referred to in Note 1, shares were issued by the Company to Guizhou Development for the transfer of the latter's interest in these jointly owned assets. Accordingly, the Group has no jointly owned assets since the effective date of Reorganization through to December 31, 2001.

21. Long-term investments

	Group	
		Pro forma combined
	2001	2000
	RMB'000	*RMB'000*
Unlisted equity securities, at cost	**2,956**	1,554

22. Inventories

	Group		Company
	Consolidated	Pro forma combined	
	2001	2000	**2001**
	RMB'000	*RMB'000*	***RMB'000***
Raw materials	**964,650**	856 570	**814,463**
Work in progress	**1,170,200**	1,076,108	**994,811**
Finished goods	**1,088,184**	927,377	**829,230**
Production supplies	**577,100**	403,120	**570,051**
	3,800,134	3,263,175	**3,208,555**

At December 31, 2001, inventories of the Group and of the Company with cost of RMB254,911,000 (Pro forma combined as of December 1, 2000: RMB35,711,000) and RMB188,053,000, respectively, were stated at the net realizable value amounted of approximately RMB200,518,000 (Pro forma combined as of December 31, 2000: RMB9,294,000) and RMB143,345,000, respectively.

23. Accounts receivable

	Group		Company
	Consolidated	Pro forma combined	
	2001	2000	**2001**
	RMB'000	*RMB'000*	***RMB'000***
Trade receivables (Note a)	**1,431,031**	854,191	**1,258,148**
Bills receivables (Note b)	**935,266**	858,518	**715,538**
	2,366,297	1,712,709	**1,973,686**

23. Accounts receivable *(continued)*

(a) Trade receivables

	Group		Company
	Consolidated	Pro forma combined	
	2001	2000	**2001**
	RMB'000	*RMB'000*	***RMB'000***
Gross trade receivables	**1,856,747**	1,412,337	**1,598,067**
Less: Allowances for doubtful accounts	**(425,716)**	(558,146)	**(339,919)**
	1,431,031	854,191	**1,258,148**

No specific credit period is granted by the Group to its customers. Certain of the Group's sales were on advance payment or documents against payment and sales to small, new or short-term customers are normally expected to be settled shortly after delivery. A credit period, which may be extended for up to one year, may be granted, subject to negotiation, in respect of sales to large or long-established customers.

At December 31, 2001, aging analyses of trade receivables were as follows:

	Group		Company
	Consolidated	Pro forma combined	
	2001	2000	**2001**
	RMB'000	*RMB'000*	***RMB'000***
Within 1 month	**789,891**	364,200	**675,511**
Between 2 and 6 months	**541,680**	146,587	**499,119**
Between 7 and 12 months	**45,955**	208,244	**34,730**
Between 1 and 2 years	**39,002**	105,539	**35,330**
Between 2 and 3 years	**14,503**	29,621	**13,458**
	1,431,031	854,191	**1,258,148**

(b) Bills receivable are bills of exchange with maturity dates of within six months.

81

24. Due from related parties

The amounts due from related parties can be analyzed as follows:

	Trade		
	Group		Company
	Consolidated	Pro forma combined	
	2001	2000	**2001**
	RMB'000	*RMB'000*	***RMB'000***
Holding company and fellow subsidiaries	**20,420**	67,067	**20,420**
Subsidiaries	**—**	—	**48,037**
Other related parties	**—**	11,170	**—**
	20,420	78,237	**68,457**

	Others		
	Group		Company
	Consolidated	Pro forma combined	
	2001	2000	**2001**
	RMB'000	*RMB'000*	***RMB'000***
Holding company and fellow subsidiaries	**666,469**	223,947	**371,057**
Subsidiaries	**—**	—	**259,850**
Jointly controlled entity	**17,618**	19,893	**17,618**
	684,087	243,840	**648,525**

	Total		
	Group		Company
	Consolidated	Pro forma combined	
	2001	2000	**2001**
	RMB'000	*RMB'000*	***RMB'000***
Holding company and fellow subsidiaries	**686,889**	291,014	**391,477**
Subsidiaries	**—**	—	**307,887**
Jointly controlled entity	**17,618**	19,893	**17,618**
Other related parties	**—**	11,170	**—**
	704,507	322,077	**716,982**

24. Due from related parties *(continued)*

At December 31, 2001, aging analyses of amounts due from related parties, which are trading in nature, were as follows:

	Group		Company
	Consolidated	Pro forma combined	
	2001	2000	**2001**
	RMB'000	*RMB'000*	***RMB'000***
Within 1 month	**13,409**	4,994	**13,092**
Between 2 and 6 months	**1,538**	1,906	**49,943**
Between 7 and 12 months	**2,554**	104	**2,503**
Over 1 year	**2,919**	71,233	**2,919**
	20,420	78,237	**68,457**

Other receivables from the holdings company, fellow subsidiaries, and other related parties are unsecured, non-interest bearing and are repayable on demand.

25. Other current assets

	Group		Company
	Consolidated	Pro forma combined	
	2001	2000	**2001**
	RMB'000	*RMB'000*	***RMB'000***
Purchase deposits to suppliers	**174,934**	444,703	**122,486**
Other deposits and prepayments	**160,908**	84,383	**99,128**
Value-added tax recoverable	**20,893**	47,731	**20,893**
Short-term listed investments, at fair value	**2,376**	7,887	**292**
Others	**287,553**	249,599	**491,665**
	646,664	834,303	**734,464**

(a) At of December 31, 2001, others of the Group and of the Company were stated net of provision for doubtful receivables of RMB178,808,000 (Pro forma combined 2000 as of 31st December: RMB236,298,000) and RMB178,114,000, respectively.

83

26. Bank balances and cash

Details of bank balances pledged are as follows:

	Assets pledged		Related liabilities	
	Nature	Amount *RMB'000*	Nature	Amount *RMB'000*
Group				
December 31, 2000 (Pro forma combined)	Bank balances	16,897	Bills payable	31,360
	Bank balances	23,000	Short-term bank loans	20,000
	Long-term deposit	60,000	Long-term bank loans	90,000
December 31, 2001	Bank balances	87,171	Bills payable	206,174
(Consolidated)	Bank balances	60,000	Long-term bank loans	90,000
Company				
December 31, 2001	Bank balances	87,171	Bills payable	206,174
	Bank balances	60,000	Long-term bank loans	90,000

27. Accounts payable

	Group		Company
	Consolidated 2001 *RMB'000*	Pro forma combined 2000 *RMB'000*	**2001** *RMB'000*
Trade payables (Note a)	**1,462,577**	1,696,375	**1,287,705**
Bills payable (Note b)	**663,446**	284,360	**589,446**
	2,126,023	1,980,735	**1,877,151**

(a) Trade payables

At December 31, 2001, aging analyses of trade payables were as follows:

	Group		Company
	Consolidated 2001 *RMB'000*	Pro forma combined 2000 *RMB'000*	**2001** *RMB'000*
Within 1 month	**866,481**	860,379	**767,440**
Between 2 and 6 months	**245,544**	449,218	**206,651**
Between 7 and 12 months	**150,564**	184,019	**135,592**
Between 1 and 2 years	**71,126**	62,031	**51,197**
Between 2 and 3 years	**47,347**	36,289	**46,770**
Over 3 years	**81,515**	104,439	**80,055**
	1,462,577	1,696,375	**1,287,705**

(b) Bills payable are repayable within six months.

28. Due to related parties

The amounts due to related parties can be analyzed as follows:

	Trade		
	Group		Company
	Consolidated 2001 *RMB'000*	Pro forma combined 2000 *RMB'000*	2001 *RMB'000*
Holding company and fellow subsidiaries	**30,206**	33,603	**19,144**
Subsidiaries	**—**	—	**9,123**
Other related parties	**741**	—	**741**
	30,947	33,603	**29,008**

	Others		
	Group		Company
	Consolidated 2001 *RMB'000*	Pro forma combined 2000 *RMB'000*	2001 *RMB'000*
Holding company and fellow subsidiaries	**1,184,307**	577,786	**1,029,146**
Subsidiaries	**—**	—	**142,694**
Other related parties	**36,960**	17,191	**36,960**
	1,221,267	594,977	**1,208,800**

	Total		
	Group		Company
	Consolidated 2001 *RMB'000*	Pro forma combined 2000 *RMB'000*	2001 *RMB'000*
Holding company and fellow subsidiaries	**1,214,513**	611,389	**1,048,290**
Subsidiaries	**—**	—	**151,817**
Other related parties	**37,701**	17,191	**37,701**
	1,252,214	628,580	**1,237,808**

28. Due to related parties *(continued)*

At December 31, 2001, aging analyses of amounts due to related parties, which are trading in nature, were as follows:

	Group		Company
	Consolidated	Pro forma combined	
	2001	2000	**2001**
	RMB'000	*RMB'000*	***RMB'000***
Within 1 month	**7,502**	833	**5,563**
Between 2 and 6 months	**23,445**	7,382	**23,445**
Between 7 and 12 months	**—**	21,131	**—**
Over 1 year	**—**	4,257	**—**
	30,947	33,603	**29,008**

The amounts due to holding company, fellow subsidiaries and other related parties are unsecured, non-interest bearing and are repayable on demand (At December 31, 2000 amounts due to holding company of RMB43,167,000 are interest bearing at rates between 7.2% and 11.2% per annum.).

29. Other payables and accruals

	Group		Company
	Consolidated	Pro forma combined	
	2001	2000	**2001**
	RMB'000	*RMB'000*	***RMB'000***
Interest payable	**786,335**	705,292	**786,335**
Sales deposits from customers	**411,176**	378,484	**315,167**
Accrued payroll	**760,680**	823,417	**648,749**
Staff welfare payable	**246,298**	860,253	**225,915**
Accrued construction costs	**837,298**	179,835	**514,592**
Taxes other than income taxes payable	**417,973**	619,735	**401,086**
Payable for purchase of minority interests (a)	**200,000**	—	**200,000**
Other accruals	**444,215**	493,568	**624,638**
	4,103,975	4,060,584	**3,716,482**

(a) Prior to the Reorganization, Chinalco acquired the remaining 25% equity interests in Qinghai Aluminum Co., Ltd. from the latter party's then minority shareholders. The consideration was pro rated for the core assets which were transferred to the Group upon the Reorganization. The amount represents balance of the consideration payable and which was transferred to the Group as part of the Reorganization.

30. Issued capital and reserves/owner's equity

(a) Share capital

	Company 2001 *RMB'000*
Registered, issued and fully paid:	
8,000,000,000 domestic shares of RMB1.00 each	**8,000,000**
2,352,942,000 H Shares of RMB1.00 each	**2,352,942**
	10,352,942

The initial registered capital of the Company was RMB8,000,000,000, consisting of 8,000,000,000 domestic shares of par value of RMB1.00 per share. Out of these 8,000,000,000 shares, 7,673,770,000 shares were issued to Chinalco, 196,800,000 shares were issued to Guangxi Development and 129,430,000 shares were issued to Guizhou Development, all of which were credited as fully paid, in consideration for the transfer of relevant assets, liabilities and interests to the Company pursuant to the Reorganization referred to in Note 1 to the financial statements.

In mid December 2001, the Company issued 2,352,941,827 new shares of RMB1 each to the public representing 2,088,198,727 H shares and 2,647,431 American Depositary Shares ("ADSs", each representing 100 H shares), at prices of HK$1.37 per H share and US$17.69 per ADS, respectively, for which the net proceeds to the Company were approximately RMB3.1 billion. Pursuant to the Articles of Association of the Company, except for the currency in which dividends are payable, the domestic shares and H shares issued pursuant to the public offering rank equally with each other in all respects. The H shares and ADSs were listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, Inc., respectively in mid December 2001.

87

30. Issued capital and reserves/owner's equity *(continued)*

(b) Reserves

Group

	Capital reserve *RMB'000*	Statutory surplus reserve *RMB'000*	Statutory public welfare fund *RMB'000*	Retained earnings *RMB'000*	Total *RMB'000*
Premium on issue of shares	3,492,536	—	—	—	3,492,536
Share issue expenses	(343,075)	—	—	—	(343,075)
Profit for the period/year	—	—	—	593,682	593,682
Transfer to					
— capital reserve (Note (i))	103,000	—	—	(103,000)	—
— statutory surplus reserve (Note (ii))	—	50,646	—	(50,646)	—
— statutory public welfare fund (Note (iii))	—	—	47,836	(47,836)	—
At December 31, 2001	3,252,461	50,646	47,836	392,200	3,743,143

Company

	Capital reserve *RMB'000*	Statutory surplus reserve *RMB'000*	Statutory public welfare fund *RMB'000*	Retained earnings *RMB'000*	Total *RMB'000*
Premium on issue of shares	3,492,536	—	—	—	3,492,536
Share issue expenses	(343,075)	—	—	—	(343,075)
Profit for the period	—	—	—	566,855	566,855
Transfer to					
— capital reserve (Note (i))	103,000	—	—	(103,000)	—
— statutory surplus reserve (Note (ii))	—	43,799	—	(43,799)	—
— statutory public welfare fund (Note (iii))	—	—	43,799	(43,799)	—
At December 31, 2001	3,252,461	43,799	43,799	376,257	3,716,316

30. Issued capital and reserves/owner's equity *(continued)*

(b) Reserves *(continued)*

(i) Capital reserve

Capital reserve can only be used to increase share capital. The transfer is related to a gain arising from interest waived as set out in Note 7(a). Pursuant to the introduction of a PRC accounting standard on debt restructuring, which became effective on January 1, 2001, any gains arising from debt restructuring which represent the difference between the final settlement and the carrying value of the debt concerned are directly reflected in capital reserve and therefore not distributable. Accordingly, a transfer has been made from retained earnings to reflect its non-distributable nature.

(ii) Statutory surplus reserve

In accordance with the relevant PRC laws and financial regulations, every year the Company is required to transfer 10% of the profit after taxation prepared in accordance with PRC accounting standards to the statutory surplus reserve until the balance reaches 50% of the paid-up share capital. Such reserve can be used to reduce any losses incurred and to increase share capital. Except for the reduction of losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital

(iii) Statutory public welfare fund

In accordance with the relevant PRC laws and financial regulations, every year the Company is required to transfer between 5% to 10% of the profits after taxation prepared in accordance with PRC accounting standards to the statutory public welfare fund. The use of this fund is restricted to capital expenditure for employees' collective welfare facilities, the ownership in respect of which belongs to the Group. The statutory public welfare fund is not available for distribution to shareholders except under liquidation. Once the capital expenditure on staff welfare facilities has been made, an equivalent amount must be transferred from the statutory public welfare fund to the discretionary surplus reserve, a reserve which can be used to reduce any losses incurred or to increase share capital. The Company decided to make a 10% transfer as statutory public welfare fund for the period ended December 31, 2001.

(c) The owner's equity and reserves on the pro forma combined balance sheet as of December 31, 2000 represented the total of the capital and reserves at that date of the enterprises and companies comprising the Group.

89

31. Long-term loans

Long-term loans include bank loans and other loans which are analysed as follows:

	Group		Company
	Consolidated	Pro forma combined	
	2001	2000	**2001**
	RMB'000	*RMB'000*	***RMB'000***
Loans			
Unsecured	**6,125,346**	6,967,199	**5,915,346**
Secured	**590,757**	372,003	**590,757**
	6,716,103	7,339,202	**6,506,103**
Current portion of long-term loans	**(1,324,242)**	(1,773,187)	**(1,324,242)**
	5,391,861	5,566,015	**5,181,861**

The repayment terms of the loans are analysed as follows:

	Group		Company
Bank loans			
Wholly repayable within five years	**2,985,891**	1,552,495	**2,775,891**
Not wholly repayable within five years	**2,066,107**	4,443,954	**2,066,107**
	5,051,998	5,996,449	**4,841,998**
Other loans			
Wholly repayable within five years	**1,644,105**	221,073	**1,644,105**
Not wholly repayable within five years	**20,000**	1,121,680	**20,000**
	1,664,105	1,342,753	**1,664,105**
	6,716,103	7,339,202	**6,506,103**

98

31. Long-term loans *(continued)*

At December 31, 2001, the Group's bank loans and other borrowings were repayable as follows:

	Bank loans		
	Group		Company
	Consolidated 2001 *RMB'000*	Pro forma combined 2000 *RMB'000*	**2001** *RMB'000*
Within one year	**691,707**	1,349,430	**691,707**
In the second year	**787,976**	693,579	**737,976**
In the third to fifth year	**2,763,427**	2,199,401	**2,603,427**
After the fifth year	**808,888**	1,754,039	**808,888**
	5,051,998	5,996,449	**4,841,998**

	Other loans		
	Group		Company
	Consolidated 2001 *RMB'000*	Pro forma combined 2000 *RMB'000*	**2001** *RMB'000*
Within one year	**632,535**	423,757	**632,535**
In the second year	**447,550**	205,420	**447,550**
In the third to fifth year	**564,020**	513,576	**564,020**
After the fifth year	**20,000**	200,000	**20,000**
	1,664,105	1,342,753	**1,664,105**

91

31. Long-term loans *(continued)*

	Total		
	Group		Company
	Consolidated 2001 ***RMB'000***	Pro forma combined 2000 *RMB'000*	**2001** ***RMB'000***
Within one year	**1,324,242**	1,773,187	**1,324,242**
In the second year	**1,235,526**	898,999	**1,185,526**
In the third to fifth year	**3,327,447**	2,712,977	**3,167,447**
After the fifth year	**828,888**	1,954,039	**828,888**
	6,716,103	7,339,202	**6,506,103**

The Group's bank loans as of December 31, 2001 of RMB1,124,878,000 (Pro forma combined as of December 31, 2000: RMB744,763,000) were secured by the following:

At December 31, 2001

(i) certain property, plant and equipment of the Group (Note 18); and

(ii) bank deposits of RMB60,000,000 of the Group (Note 26).

At December 31, 2000

(i) certain property, plant and equipment of the Group (Note 18); and

(ii) bank deposits of RMB60,000,000 of the Group (Note 26).

As of December 31, 2001, bank loans of the Group and of the Company of RMB2,750,110,000 (Pro forma combined as of December 31, 2000: RMB4,772,793,000) and RMB2,580,110,000, respectively were guaranteed by Chinalco.

31. Long-term loans *(continued)*

The characteristics of long-term loans as of December 31, 2001 can be analysed as follows:

Loan	Interest rate and final maturity	Consolidated 2001 *RMB'000*	Pro forma combined 2000 *RMB'000*
Bank Loans:			
Renminbi-denominated loans:			
Bank loans for development of production facilities	Variable interest rates ranging from interest free to 7.2% per annum as of December 31, 2001 with maturities through 2009	2,637,178	3,638,593
Bank loans for working capital	Majority variable interest rates ranging from 5.9% to 11.2% per annum as of December 31, 2001 with maturities through 2009	2,209,960	2,037,970
U.S. dollar-denominated loans:			
Bank loans for development of production facilities	Variable interest rates ranging from interest free to Libor + 1.5% per annum as of December 31, 2001 with maturities through 2002	9,532	78,280
French franc-denominated loans:			
Bank loans for development of production facilities	Fixed interest rates ranging from 2.8% to 9.4% per annum as of December 31, 2001 with maturities through 2021	178,378	218,968
Netherlands guilder-denominated Loans:			
Bank loans for development of production facilities	Fixed interest rate at 2.8% per annum as of December 31, 2001 with maturities through 2003	3,382	5,310
Danish krone-denominated loans:			
Bank loans for development of production facilities	Fixed interest rates ranging from interest free to 9.2% per annum as of December 31, 2001 with maturities through 2015	13,568	17,328
		5,051,998	5,996,449
Other Loans:			
Renminbi-denominated loans:			
Bank loans for working capital	Variable interest rates ranging from interest free to 6.5% per annum as of December 31, 2001 with maturities through 2006	1,664,105	1,342,753

93

32. Notes to the consolidated/pro forma combined cash flow statements

Consolidated cash flow statement

(a) Analysis of changes in financing during the period

	Share capital and capital reserve 2001 *RMB'000*	Minority interests 2001 *RMB'000*	Loans 2001 *RMB'000*
Acquisition pursuant to the Reorganization	**10,403,804**	**411,919**	**10,938,312**
Issue of shares	**3,441,674**	—	—
Share issue expenses	**(343,075)**	—	—
Profit for the period	**593,682**	—	—
Minority interests in share of profits	—	**17,961**	—
Net cash inflows/(outflows) from financing related to loans	—	—	**(68,902)**
At December 31, 2001	**14,096,085**	**429,880**	**10,869,410**

32. Notes to the consolidated/pro forma combined cash flow statements *(continued)*

Consolidated cash flow statement *(continued)*

(b) Purchase of a subsidiary

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	Pro forma combined year ended December 31, 2000
	RMB'000	*RMB'000*
Net assets acquired		
Fixed assets	**291,218**	—
Inventories	**832**	—
Other receivables	**13,560**	—
Bank balances and cash	**2,038**	—
Other payables	**(63,248)**	—
Short-term loan	**(65,000)**	—
	179,400	—
Satisfied by		
Cash	**179,400**	—

The subsidiary acquired during the year did not contribute (2000: Nil) to the Group's net operating cash flows, did not make payment (2000: Nil) in respect of the net returns on investments, servicing of finance and taxation and paid RMB819,134 (2000: Nil) for investing activities.

Analysis of the net outflow in respect of the purchase of a subsidiary:

	2001	2000
	RMB'000	*RMB'000*
Cash consideration	(179,400)	—
Bank balances and cash in hand acquired	2,038	—
Net cash outflow in respect of the purchase of a subsidiary	(177,362)	—

32. Notes to the consolidated/pro forma combined cash flow statements *(continued)*

Pro forma combined cash flow statement

(a) Analysis of changes in financing during the year

	Owner's equity/Share capital and reserve		Minority interests		Loans	
	2001	2000	**2001**	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
At January 1,	**5,026,099**	(2,147,088)	**393,724**	283,091	**10,061,797**	14,864,792
Effect of the Reorganization (note)	**4,127,132**	—	**52,436**	—	**—**	—
Profit for the year	**1,588,077**	2,522,997	**—**	—	**—**	—
Minority interests in share of profits	**—**	—	**63,713**	134,666	**—**	—
Profit distribution	**(4,722)**	(106,352)	**—**	—	**—**	—
Net cash inflows/(outflows) from financing related to loans	**—**	—	**—**	—	**807,613**	(1,621,468)
Contributions from, net of distributions to, owner	**260,900**	(588,430)	**—**	1,200	**—**	—
Conversion of debts into equity	**—**	5,344,972	**—**	—	**—**	(3,181,527)
Dividends paid to minority shareholders	**—**	—	**(79,993)**	(25,233)	**—**	—
Issue of shares	**3,441,674**	—	**—**	—	**—**	—
Share issue expenses	**(343,075)**	—	**—**	—	**—**	—
At December 31,	**14,096,085**	5,026,099	**429,880**	393,724	**10,869,410**	10,061,797

Note: The effect of the Reorganization comprised the net impact of (i) the restatement of property, plant and equipment from their respective carrying value to cost to the Group pursuant to the Reorganisation, (ii) distribution of the Excluded Cash of RMB349,910,000 and (iii) net liabilities of Excluded Business of RMB94,262,000.

Fixed assets	**291,218**	—
Inventories	**832**	—
Other receivables	**13,560**	—
Bank balances and cash	**2,038**	—
Other payables	**(63,248)**	—
Short-term loan	**(65,000)**	—
	179,400	—
Satisfied by		
Cash	**179,400**	—

32. Notes to the consolidated/pro forma combined cash flow statements *(continued)*

Pro forma combined cash flow statement *(continued)*

(a) Analysis of changes in financing during the year *(continued)*

The subsidiary acquired during the year did not contribute (2000: Nil) to the Group's net operating cash flows, did not make payment (2000: Nil) in respect of the net returns on investments, servicing of finance and taxation and paid RMB819,134 (2000: Nil) for investing activities.

Analysis of the net outflow in respect of the purchase of a subsidiary:

	Pro forma combined December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2000 *RMB'000*
Cash consideration	**(179,400)**	—
Bank balances and cash in hand acquired	**2,038**	—
Net cash outflow in respect of the purchase of a subsidiary	**(177,362)**	—

33. Contingent liabilities

(a) Guarantees

At December 31, 2000, guarantees of RMB367,900,000 were given to banks in respect of banking facilities and loans granted to parties, including subsidiaries and associates of Chinalco, employees of the Group and Chinalco and unrelated parties. These guarantees, given by the entities which are retained in the Chinalco group have remained with the Chinalco group pursuant to the Reorganization. Pursuant to the indemnity provision in the Reorganization Agreement, Chinalco shall be responsible for any claims that may be made by the creditor banks against the Group.

No guarantee was given by the Group or the Company as of December 31, 2001.

97

33. Contingent liabilities *(continued)*

(b) Pending litigation

Certain lawsuits, where Chinalco or entities retained by Chinalco are the defendants or plaintiffs and such lawsuits are related to businesses and operations transferred to the Group, were also transferred to the Group as part of the Reorganization. The results of these proceedings cannot be determined at present, the Directors of the Company are of the opinion that any resulting liabilities will not have a material impact on the financial position of the Group and of the Company.

(c) Compensation with regard to the formation of an equity joint venture

Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary luminium production facilities owned by a branch of the Company in Pingguo, Guangxi (the "Pingguo JV"). Pursuant to the MOU, if the final joint venture agreement of the Pingguo JV is not executed within eight months of the closing of the Company's global offering, or if all necessary relevant PRC governmental approvals for the Pingguo JV are not obtained within 12 months of the closing of the global offering due to the failure of the Company to abide by its expressions of intent in the MOU, then the Company will be obliged to pay US$7.5 million to Alcoa as compensation.

34. Commitments

(a) Capital commitments for property, plant and equipment

	Group		Company
	Consolidated	Pro forma combined	
	2001	2000	**2001**
	RMB'000	*RMB'000*	***RMB'000***
Contracted but not provided for	**3,241,135**	146,933	**3,241,135**
Authorised but not contracted for	**2,427,418**	2,935,511	**2,427,418**
	5,668,553	3,082,444	**5,668,553**

34. Commitments *(continued)*

(b) Commitments under operating leases

At December 31, 2001, the Group and the Company had future aggregate minimum lease payments in relation to land and buildings under non-cancellable operating leases as follows:

	2001
	RMB'000
Not later than one year	**141,968**
Later than one year and not later than five years	**567,873**
Later than five years	**6,087,845**
	6,797,686

The Group had no significant future payments under non-cancellable operating leases as of December 31, 2000.

35. Related party transactions

Related parties refer to entities in which Chinalco has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company. Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the government structure, the majority of the Group's business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"), including Chinalco, in the ordinary course of business. The management of the Company are of the view that the Group is not to disclose transactions with state-owned enterprises whose relationships with the Group were merely by virtue of common control or significant influence by the PRC government as related party transactions.

99

35. Related party transactions *(continued)*

Saved as disclosed in Note 1(a) in respect of the transactions with respect to the Reorganization and elsewhere in the financial statements and the pro forma financial information. Significant related party transactions which were carried out in the normal course of the Group's business are as follows:

	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	**Pro forma combined year ended December 31, 2001** *RMB'000*	Pro forma combined year ended December 31, 2000 *RMB'000*
Sales of materials and finished goods to:			
Holding company and fellow subsidiaries	66,744	333,211	467,029
Jointly controlled entity	6,851	20,078	38,902
Other related parties	84,603	250,281	370,294
	158,198	603,570	876,225
Provision of utility services to the holding company	50,034	167,034	109,059
Provision of engineering, construction and supervisory services by the holding company and fellow subsidiaries	219,703	519,634	764,651
Purchases of key and auxiliary materials from: holding company and fellow subsidiaries	60,025	255,450	194,642
Other related parties	33,471	126,100	107,167
	93,496	381,550	301,809
Provision of social services and logistics services by the holding company	141,231	472,555	443,335
Land and building rental charged by the holding company	43,635	71,559	—
Building rental charged to the holding company	805	1,311	—
Interest expenses in relation to loans from related parties	—	1,554	—
Net temporary advances to related parties	—	72,663	14,163
Net temporary advances from related parties	—	—	24,462

(100)

35. Related party transactions*(continued)*

(a) Materials and finished goods sold to Chinalco, fellow subsidiaries and other related companies (including an associated company of a minority shareholder, namely Guangxi Aluminum Development and Investment Stock Co., Ltd. ("Guangxi Associate"), during the period mainly comprised sales of alumina, primary aluminium and scrap materials and were conducted in the normal course of business at normal commercial terms as covered by the following agreements:

(i) General agreement on Mutual Provision of Production Supplies and Ancillary Services entered into between the Company and Chinalco. The pricing policy is summarised below:

- Adoption of the price prescribed by the PRC government ("State-prescribed price");
- If there is no State-prescribed price then adoption of State-guidance price;
- If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and
- If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(ii) Aluminum Ingots and Alumina Supply Agreement entered into between the Company and Guangxi Associate and, under which the Company supply luminium ingots and alumina products to Guangxi Associates for a three-year period commencing from July 1, 2001. The prevailing market price is adopted for pricing purposes.

(b) Utility, including electricity, gas, heat and water, were supplied to Chinalco at the pricing policy as set out in (a)(i) above during the period.

(c) Engineering, project construction and supervisory services were provided by Chinalco and other related parties to the Company mainly for construction projects during the period at prevailing market prices and on commercial terms no more favourable than terms available to third parties as covered by the Provision of Engineering, Construction and Supervisory Services Agreement. The State-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(d) Key and auxiliary materials were purchased from Chinalco, fellow subsidiaries and other related companies (including bauxite, limestone, carbon, cement, coal) at normal commercial terms as covered by the General Agreement on Mutual Provision Production Supplies and Ancillary Services and Mineral Supply Agreement.

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35. Related party transactions *(continued)*

(e) Social services and logistics services were provided by Chinalco and cover public security and fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, publications and broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums and canteens, guesthouses and offices, public transport and retirement management, and other services as covered by the Comprehensive Social and Logistics Services Agreement entered into between the Company and Chinalco. The pricing policy is the same as that adopted in the General Agreement on Mutual Provision Production Supplies and Ancillary Services Agreement.

(f) Rental fee were paid to Chinalco for land, inclusive of both for industrial or for commercial purposes, occupied and used by the Company during the period at prevailing market lease rates as covered by the Land Use Rights Leasing Agreement entered into between the Company and Chinalco. The annual rent payable is approximately RMB134 million.

(g) According to the Buildings Leasing Agreement entered into between the Company and Chinalco, the Company is entitled to receive rental fee for buildings and properties transferred to the Group but occupied by Chinalco while the Group is required to pay rental fee for the use of buildings and properties which are retained by Chinalco.

(h) During the period, certain of the Group's debts were covered by guarantees granted by Chinalco to banks and other enterprises for loans borrowed by the Group as covered by the Guarantee of Debts Contract entered into between the Company and Chinalco.

(i) During the period, pursuant to the Trademark Licence Agreement entered into between the Company and Chinalco in 2001, the Company granted a non-exclusive right to use two trademarks to Chinalco for a period of ten years at no cost. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. Under the terms of the agreement, Chinalco may negotiate extensions upon terms to be agreed upon. The transfer of these trademarks is essential to enable the continuous operations of the assets and businesses transferred to the Company.

36. Significant subsequent events

In January 2002, the Company issued 146,958,153 new H shares of RMB1.0 each at HK$1.38 per H share upon the exercise of the Over-allotment Option by the Joint Global Coordinators of the Global Offering. The net proceeds to the Company from the issue of the additional new H shares amounted to approximately RMB205 million.

37. Ultimate holding company

The Directors regard Chinalco, a company incorporated in the PRC, as being the ultimate holding company.

38. Approval of accounts

The financial statements were approved by the Board of Directors on April 14, 2002.

The pro forma combined financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP") which may differ in various material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in the pro forma combined financial statements, as well as additional disclosures required by U.S. GAAP.

Effect on net income of significant differences between HK GAAP and U.S. GAAP is as follows:

		For the Year Ended December 31,		
	Note	2000 RMB'000	**2001 RMB'000**	**2001 US$'000**
Net income under HK GAAP		2,522,997	**1,588,077**	**191,876**
U.S. GAAP adjustments:				
Capitalization of finance costs	a	80,151	**94,949**	**11,472**
Depreciation of capitalized finance costs	a	(20,219)	**(25,517)**	**(3,083)**
Depreciation impact of revaluation of fixed assets	b	—	**134,300**	**16,227**
Reversal of amortization of mining rights	c	—	**4,755**	**575**
Income tax effect of U.S. GAAP adjustments	d	(19,778)	**(68,801)**	**(8,314)**
Net income under U.S. GAAP		2,563,151	**1,727,763**	**208,753**
Net income under U.S. GAAP before extraordinary gain on settlement of loan and interest payables		2,538,284	**1,624,585**	**196,287**
Extraordinary gain on settlement of loan and interest payables	e	24,867	**103,178**	**12,466**
Net income under U.S. GAAP		2,563,151	**1,727,763**	**208,753**
Basic and diluted net income per share under U.S. GAAP		RMB0.32	**RMB0.22**	**US$0.02**

(104)

Effect on owner's equity of significant differences between HK GAAP and U.S. GAAP is as follows:

	Note	As of December 31, 2000 RMB'000	**2001 RMB'000**	**2001 US$'000**
Owner's equity under HK GAAP		5,026,099	**4,096,085**	**1,703,125**
U.S. GAAP adjustments:				
Capitalization of finance costs	a	267,371	**362,320**	**43,776**
Depreciation on capitalized finance costs	a	(51,219)	**(76,736)**	**(9,271)**
Revaluation of fixed assets	b	—	**(3,652,990)**	**(441,364)**
Revaluation of mining rights	c		**(280,342)**	**(33,872)**
Income tax effect of U.S. GAAP adjustments	d	(71,330)	**(140,131)**	**(16,930)**
Owner's equity under U.S. GAAP		5,170,921	**10,308,206**	**1,245,464**

In preparing the summary of differences between HK GAAP and U.S. GAAP, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible assets and income taxes. Actual results could differ from those estimates.

(a) Capitalization of finance costs

Under HK GAAP, finance costs are capitalized to the extent that such costs are directly attributable to the construction of a qualifying asset. Under U.S. GAAP, finance costs capitalized are limited to the lower of actual finance costs incurred or avoidable finance costs. Avoidable finance cost is the amount that could have been avoided if expenditure for the qualifying assets had not been made, when qualifying expenditures have occurred and activities necessary to prepare the asset have begun.

The periodic depreciation expense under HK GAAP and U.S. GAAP differs as a result of the difference in the amount of interest capitalized under the two accounting standards.

(b) Revaluation of fixed assets

Under HK GAAP, fixed assets transferred from Chinalco to Chalco as part of the Reorganization were accounted for under the purchase method at July 1, 2001, the date of the Reorganization. As a result, Chalco's fixed assets were revalued at fair value under HK GAAP. The fixed assets were appraised by China United Assets Appraisal Co Ltd. and Chesterton Petty Limited as of December 31, 2000 and as of June 30, 2001, respectively. Under U.S. GAAP, the new cost basis for the fixed assets was not established for Chalco as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

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(c) Reclassification of mining rights

As part of the Reorganization and pursuant to the Mining Rights Transfer Agreement, the Company acquired mining rights of eight bauxite mines and four limestone quarries from Chinalco for a consideration of RMB285,341,000. Under HK GAAP, mining rights acquired are capitalized and stated at acquisition cost less accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of 30 years. Under U.S. GAAP, the new cost basis was not established for Chalco as the transfer was a transaction under common control.

(d) Income tax effect of U.S. GAAP adjustments

Under U.S. GAAP, a deferred tax liability relating to the addition of the interest capitalization effect and deferred tax assets relating to the reversal of the fixed assets revaluation and mining rights are recognized.

(e) Extraordinary gain on settlement of loan and interest payables

As described in Note 7(a) to the financial statements, the Group recorded a gain on the settlement, by the China Great Wall Zhongzhou Aluminum Plant of the outstanding loan and interest payable with the State Development Bank of China.

In addition, the Group recorded a gain on the settlement, by Shanxi Aluminum Plant of the outstanding interest payable with the State Development Bank of China. Shanxi Aluminum Plant had already paid tax previously regarding this interest waiver and therefore created a deferred tax asset. However, upon the Reorganization, Chalco provided against the related deferred tax asset for book purposes because of the uncertainty of carrying forward deferred tax benefits from Chinalco.

Under HK GAAP, such gains are classified as items of operating income. Under U.S. GAAP, such gains would be classified as extraordinary items. The per share effects relating to the settlement are as follows:

	For the Year Ended December 31,		
	2000	**2001**	**2001**
Basic and diluted net income per share under U.S. GAAP:			
Net income before extraordinary gain on settlement of loan and interest payables	RMB0.32	**RMB0.20**	**US$0.02**
Extraordinary gain on settlement of loan and interest payables	0.00	**0.01**	**0.00**

(f) Jointly owned assets

As described in Note 2(b)(ii) to the financial statements, under HK GAAP, the Group records its proportionate share of the jointly owned assets and liabilities at Guizhou Aluminum Complex. Under U.S. GAAP, the Group would record the entire amount of the jointly owned assets and record the unowned portion of these assets as minority interest. The minority interest in the jointly owned assets was purchased by Chalco subsequent to June 30, 2001 as part of the reorganization. The unowned portion of the jointly owned assets was RMB114,757,000 and RMB NIL at December 31, 2000 and 2001 respectively.

In addition, under U.S. GAAP, the Group would record the entire amount of revenue and expenses arising from operations of such jointly owned assets. Therefore, compared to the amounts under HK GAAP for the year ended December 31, 2000 and 2001, the corresponding amounts are higher under U.S. GAAP for sales of goods by RMB281,267,000 and RMB227,732,000 respectively, for cost of goods sold by RMB261,267,000 and RMB212,732,000 respectively, for general and administrative expenses by RMB20,000,000 and RMB15,000,000 respectively, and for depreciation by RMB20,000,000 and RMB15,000,000 respectively.

(g) Cash and cash equivalents

Under HK GAAP, cash and cash equivalents are calculated net of short-term bank advances. U.S. GAAP defines cash and cash equivalents as short-term highly liquid investments that are both (a) readily convertible to known amounts of cash, and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Cash and cash equivalents determined under U.S. GAAP are greater than that determined under HK GAAP in the amount of RMB32,840,000 and RMB NIL at December 31, 2000 and 2001, respectively, which represent the bank loans payable within three months from the date of the advance.

(h) Comprehensive income

U.S. GAAP requires that a full set of general-purpose financial statements report comprehensive income and its components. Comprehensive income includes net income and the following items of other comprehensive income, when applicable: foreign currency translation items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. During the year ended December 31, 2000 and 2001, the only items of other comprehensive income, net of taxes, are the unrealized holding gains/(losses) on short-term investment of RMB2,385,000 and RMB(605,000), respectively.

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(i) Financial instruments

Under U.S. GAAP, it is required to discuss the various market risks that the Group is exposed to as well as disclose the fair values of its financial instruments. The Group is exposed to the following types of market risk:

(i) Credit risk

The carrying amount of accounts receivable included in the balance sheet represent the Group's maximum exposure to credit risk in relation to its financial assets. The Group performs periodic credit evaluations of its customers and believes that adequate provision for uncollectable accounts receivable has been made in the consolidated/pro forma combined financial statements.

The Group's major customers include:

	For the Year Ended December 31,			
	2000 Revenue	Percentage of total revenue	2001 Revenue	Percentage of total revenue
	RMB'000	%	*RMB'000*	%
Baotou Aluminum Co	482,336	3	354,078	3
Lanzhou Aluminum Co			180,391	1
Qingtongxia Aluminum Co	412,220	2	585,752	5
Lanzhou Liancheng Aluminum Co	325,453	2		
Fushun Aluminum Co	297,494	2	359,552	3
Liancheng Factory	288,803	2		
Chong Qing Huan Ya Aluminum Company Limited			253,428	2
Marc Rich & Co Investment AG			297,131	2

The Group maintains substantially all of its cash and cash equivalents in interest bearing accounts in several major financial institutions in the PRC. No other financial assets carry a significant exposure to credit risk.

The Group uses the majority of its futures contracts traded on the Shanghai Futures Exchange to hedge its sales. The futures contracts are marked to market at balance sheet date and corresponding unrealized holding gains and losses are recorded in income for the period. The unrealized holding gains/(losses) for the years ended December 31, 2000 and 2001 were RMB1,704,000 and RMB500,000 respectively.

(ii) Interest rate risk

The Group is exposed to changes in interest rates due to its long-term debt obligations. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group does not currently use any derivative instruments to modify the nature of its debt so as to manage its interest rate risk.

(iii) Foreign currency risk

The Group has assets and liabilities that are subject to fluctuations in foreign currency exchange rates. However, the Group does not use any derivative instruments to reduce its economic exposure to changes in exchange rates. During the years ended December 31, 2000 and 2001, the Group had the following foreign currency denominated short-term deposits:

	As of December 31	
Short-term deposits	2000 *RMB'000*	**2001** ***RMB'000***
U.S. dollar denominated deposits	16,565	**3,952**
Euro denominated deposits	—	**4**

The Group also had the foreign currency denominated accounts receivable at December 31, 2000 and 2001:

	As of December 31	
Accounts receivable	2000 *RMB'000*	**2001** ***RMB'000***
U.S. dollar denominated accounts receivable	59,960	**34,123**
Euro denominated accounts receivable	—	**42,253**
Netherlands guilder denominated accounts receivable	—	**2,879**

The Group had foreign currency denominated bank loans during the years ended December 31, 2000 and 2001, details of which are disclosed in Note 31 to the financial statements.

(iv) Commodity price risk

As the Group sells primary aluminum at market prices, it is exposed to fluctuations in these prices. The Group uses a limited number of futures contracts to reduce its exposure to fluctuations in the price of primary aluminum.

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(v) Fair values

The carrying amounts of the Group's financial assets including cash and cash equivalents, time deposits, investments, trade accounts receivable, notes receivable, amounts due from Chinalco and other receivables and financial liabilities including trade accounts payable, short-term debt and other payables, approximate their fair values due to their short maturities. Accordingly, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments, both on and off the balance sheets:

	As of December 31, 2000		**As of December 31, 2001**	
	Carrying value	Estimated fair value	**Carrying value**	**Estimated fair value**
	RMB'000	*RMB'000*	***RMB'000***	***RMB'000***
Long-term loans:				
Bank loans	6,418,129	6,403,482	**5,051,998**	**5,0129,376**
Other loans	921,073	921,073	**1,664,105**	**1,664,105**

The fair values of long-term loans are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest offered to the Group for debt with substantially the same characteristics and maturities. Such discount rates ranged from 4.3% to 5.6% and 4.0% to 7.0% as at December 31, 2000 and 2001, respectively, depending on the type of the debt.

	As of December 31, 2000		**As of December 31, 2001**	
	Carrying value	Estimated fair value	**Carrying value**	**Estimated fair value**
	RMB'000	*RMB'000*	***RMB'000***	***RMB'000***
Futures contracts	117,065	115,361	**36,590**	**36,090**

The fair values of futures contracts are based on quoted market prices. At December 31, 2000 and 2001, the Company held futures contracts covering 7,605 tonnes and 2,120 tonnes of aluminum maturing in the first 3 months of 2001 and in the first 3 months of 2002, respectively. Prices of these aluminum future contracts outstanding at December 31, 2000 and 2001 ranged from 15.1 to 16.2, and from 12.9 to 13.9, respectively.

At December 31, 2000 and 2001, the Company also held futures contracts covering Nil tonnes and 565 tonnes of copper maturing in May of 2002, respectively. Prices of these cooper future contracts outstanding at December 31, 2000 and 2001 ranged from Nil per tonne and from 14.5 to 15.4 per tonne.

Investments in unlisted equity securities are unquoted equity interests and there are no quoted market prices for such investments in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

110

(j) Related party transactions

Chinalco is owned by the PRC government which also owns a significant portion of the productive assets in the PRC. Therefore, the majority of the Group's business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government. For HK GAAP, the Group has disclosed in Note 35 transactions and balances with its immediate parent Chinalco and related companies. For U.S. GAAP purposes, the Group believes that it has provided meaningful disclosures of related party transactions through the major customer disclosures in (i)(i) and the transactions with its immediate parent disclosed in Note 35. Although the majority of the Group's activities are with PRC government authorities and affiliates and other PRC controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

(k) Recent US accounting pronouncements

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). Effective January 1, 2002, Chalco will adopt FAS 142 for existing goodwill and other intangible assets. FAS 142 requires that goodwill no longer be amortized to earnings, but instead be subject to periodic testing for impairment. FAS 142 requires the assignment of assets acquired and liabilities assumed, including goodwill, to reporting units for purposes of goodwill impairment testing. Under the provisions of FAS 142, any impairment of goodwill as well as the unamortized balance of negative goodwill will be written off and recognized as a cumulative effect of a change in accounting principle effective January 1, 2002. Chalco had unamortized goodwill of RMB480,630,000 at December 31, 2001, and had recorded net goodwill amortization expense of RMB12,324,000 for the year ended December 31, 2001. The company is currently evaluating the effect and the application of FAS 142 on the consolidated financial statements; it is expected to result in cessation of amortization of goodwill, in an annual amount of RMB24,032,000.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. FAS 143 is required to be adopted by Chalco beginning on January 1, 2003. Management is currently assessing the details of the standard and is preparing a plan of implementation. Impact is not expected to be material.

(11)

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), FAS 144 supercedes SFAS 121, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to Be Disposed of". Effective January 1, 2002, Chalco will adopt FAS 144. FAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30. FAS 144 develops one accounting model for long-lived assets that are to be disposed of by sale. FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. Additionally, FAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. Management is currently developing a plan to apply the provisions of this standard to its operations on an ongoing basis. Impact is not expected to be material.

112

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Aluminum Corporation of China Limited (the "Company") will be held at 10:00 a.m. on Wednesday, June 12, 2002 at Beijing Xinyuan Hotel, No. 6 Shen Fang Yuan, Haidian District, Beijing, People's Republic of China ("PRC") for the following purposes:

1. to consider and approve the working report of the Board of Directors of the Company for the year ended December 31, 2001;

2. to consider and approve the working report of the Supervisory Committee of the Company for the year ended December 31, 2001;

3. to consider and approve the audited financial statements of the Company and the auditors' report for the year ended December 31, 2001;

4. to consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended December 31, 2001 and to authorize the Board of Directors of the Company to distribute such dividend to shareholders;

5. to review and determine (if appropriate) the remunerations of the Directors and Supervisors of the Company for the year ending December 31, 2002;

6. to consider and approve the appointment of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (普華永道中天會計師事務所有限公司) as the Company's international and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the Board of Directors of the Company to determine their remunerations;

7. subject to and conditional upon the passing of special resolution (b) below and conditional upon the Company obtaining the approval of the relevant PRC authorities to the proposed amendment to the Articles of Association of the Company, to consider the appointment of Mr. Joseph C. Muscari and Mr. Chen Xiaozhou as two new non-executive Directors of the Company and to authorise the Board of Directors of the Company to fix their remunerations (if any);

8. to consider and, if thought fit, approve the following by way of special resolution:

"THAT:

(a) the relevant Articles in the Articles of Association of the Company be amended to reflect the total number of shares in the issued share capital of the Company upon completion of the Global Offering;

(b) the number of Directors of the Company be increased from 7 to 9 and that subject to and conditional upon the Company obtaining the approval of the relevant PRC authorities, the number of Directors in Article 94 of the Articles of Association of the Company be amended to 9;

113

(c) there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(i) such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company otherwise than pursuant to (x) a Rights Issue, or (y) any option scheme or similar arrangement adopted by the Company from time to time for the grant or issue to officers and/ or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed:

(aa) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and

(bb) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue,

in each case as at the date of this Resolution; and

(iii) the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this Resolution:

"Domestic Shares" means domestic invested shares in the share capital of the Company, of par value RMB1.00 each, which are held in Renminbi by PRC investors;

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii) the expiration of the 12-month period following the passing of this Resolution; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

"Rights Issue" means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holder of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities; and

(d) contingent on the Board of Directors resolving to issue shares pursuant to subparagraph (c) of this Resolution, the Board of Directors be authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement), determining the use of proceeds, making such necessary amendments to the Articles of Association of the Company to reflect changes in the share capital of the Company arising from the issue of such new shares and making all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, including but not limited to increasing the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (c) of this Resolution as confirmed in a capital verification report prepared by certified accountants and to register the increased capital with the relevant authorities in the PRC.;

(e) the Board of Directors of the Company be and is hereby authorized to make such amendments to the Articles of Association of the Company as it thinks fit so as to increase the registered share capital of the Company and reflect the new capital structure of the Company upon the allotment and issuance of shares of the Company as contemplated in sub-paragraph (c) of this Resolution;

9. to consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 5 per cent or more of the shares carrying the right to vote at such meeting."

By order of the Board of Directors
Ding Haiyan
Company Secretary

April 14, 2002

(115)

Notice of Annual General Meeting

Notes:

(A) The H Share register of the Company will be closed from Monday, May 13, 2002 to Wednesday, June 12, 2002 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of or H Shares of the Company, whose name appear on the Company's Register of Members at the close of business on Friday, May 10, 2002, are entitled to attend and vote at the Annual General Meeting after completing the registration procedures for attending the meeting.

(B) Holders of Domestic Shares or H Shares, who intend to attend the Annual General Meeting, must complete the reply slips for attending the Annual General Meeting and return them to the Office of the Secretary of the Board of Directors of the Company not later than 20 days before the date of the Annual General Meeting, i.e. no later than Wednesday, May 22, 2002.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814

Tel: 86-10-6396 7331
Fax: 86-10-6396 3874

(C) Each holder of H Shares who has the right to attend and vote at the Annual General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Annual General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2001.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited not less than 24 hours before the time for holding the Annual General Meeting or any adjournment thereof in order for such documents to be valid.

The address of Hong Kong Registrars Limited is as follows:
2nd Floor, Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

(F) Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder, or not to attend and vote on its behalf at the Annual General Meeting. Notes (C) to (E) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary of the Board of Directors, the address of which is set out in Note(B) above, not less than 24 hours before the time for holding the Annual General Meeting or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the Annual General Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Annual General Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the license issued by such legal person shareholder.

(H) The Annual General Meeting is expected to last half a day. Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

Notice of Annual General Meeting

Notes:

(A) The H Share register of the Company will be closed from Monday, May 13, 2002 to Wednesday, June 12, 2002 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of or H Shares of the Company, whose name appear on the Company's Register of Members at the close of business on Friday, May 10, 2002, are entitled to attend and vote at the Annual General Meeting after completing the registration procedures for attending the meeting.

(B) Holders of Domestic Shares or H Shares, who intend to attend the Annual General Meeting, must complete the reply slips for attending the Annual General Meeting and return them to the Office of the Secretary of the Board of Directors of the Company not later than 20 days before the date of the Annual General Meeting, i.e. no later than Wednesday, May 22, 2002.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814

Tel: 86-10-6396 7331
Fax: 86-10-6396 3874

(C) Each holder of H Shares who has the right to attend and vote at the Annual General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Annual General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2001.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited not less than 24 hours before the time for holding the Annual General Meeting or any adjournment thereof in order for such documents to be valid.

The address of Hong Kong Registrars Limited is as follows:
2nd Floor, Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

(F) Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder, or not to attend and vote on its behalf at the Annual General Meeting. Notes (C) to (E) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary of the Board of Directors, the address of which is set out in Note(B) above, not less than 24 hours before the time for holding the Annual General Meeting or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the Annual General Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Annual General Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the license issued by such legal person shareholder.

(H) The Annual General Meeting is expected to last half a day. Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

丁键斌

Designed and produced by: **Wonderful Sky Public Relations & Financial Consultant Co. Ltd.** Tel.: **2851 1038**

CHALCO

中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED